Exhibit 99.48

TRUST INDENTURE

Providing for the Issue of 0.05% Senior Unsecured Convertible Notes

Dated March 17, 2016

Among

IDAHO GOLD RESOURCES COMPANY, LLC

and

MIDAS GOLD CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

TABLE OF CONTENTS

Article 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Meaning of “Outstanding”	11
1.3	Interpretation	12
1.4	Headings, etc.	12
1.5	Day not a Business Day	13
1.6	Applicable Law	13
1.7	Currency	13
1.8	Accounting Terms	13
1.9	Calculations	13
1.10	Language	13
1.11	Successors and Assigns	14
1.12	Time of Essence	14
1.13	Invalidity/Severability	14
1.14	Entire Agreement	14
1.15	Benefits of Indenture	14
1.16	Schedules	14

Article 2 THE NOTES		15
2.1	Limit of Notes	15
2.2	Form and Terms of Notes	15
2.3	Issue of Global Notes	21
2.4	Execution of Notes	23
2.5	Certification	23
2.6	Interim Notes or Certificates	24
2.7	Mutilation, Loss, Theft or Destruction	24
2.8	Concerning Interest	25
2.9	Rank of Notes	25
2.10	Payments of Amounts Due on Maturity	25
2.11	Payment of Interest	26
2.12	Taxes	27

Article 3 REGISTRATiON, TRANSFER, EXCHANGE AND OWNERSHIP		30
3.1	Fully Registered Notes	30
3.2	Global Notes	31
3.3	Transferee Entitled to Registration	32
3.4	No Notice of Trusts	33
3.5	Registers Open for Inspection	33
3.6	Exchanges of Notes	33
3.7	Closing of Registers	34
3.8	Charges for Registration, Transfer and Exchange	34
3.9	Ownership of Notes	35
3.10	Termination of U.S. Restrictions and Removal of Legends	36

Article 4 REDEMPTION AND PURCHASE OF NOTES, CERTAIN PAYMENTS ON MATURITY		36
4.1	Applicability of Article	36

4.2	Partial Redemption	37
4.3	Notice of Redemption	37
4.4	Notes Due on Redemption Dates	38
4.5	Deposit of Redemption Monies	38
4.6	Failure to Surrender Notes Called for Redemption	38
4.7	Cancellation of Notes Redeemed	39
4.8	Purchase of Notes by the Company	39
4.9	Deposit of Maturity Monies	40

Article 5 CONVERSION OF NOTES		40
5.1	Applicability of Article	40
5.2	Notice of Expiry of Conversion Privilege	40
5.3	Revival of Right to Convert	40
5.4	Manner of Exercise of Right to Convert	41
5.5	Eligible Holder Put Right	43
5.6	Adjustment of Conversion Price	44
5.7	No Requirement to Issue Fractional Common Shares	49
5.8	Midas to Reserve Common Shares	49
5.9	Cancellation of Converted Notes	50
5.10	Certificate as to Adjustment	50
5.11	Notice of Special Matters	50
5.12	Protection of Note Trustee	50

Article 6 SHARE INTEREST PAYMENT ELECTION		51
6.1	Common Share Interest Payment Election	51

Article 7 COVENANTS OF the Company		53
7.1	To Pay Principal and Interest	53
7.2	To Pay Note Trustee’s Remuneration	53
7.3	To Give Notice of Default	53
7.4	Preservation of Existence, etc.	54
7.5	Keeping of Books	54
7.6	Annual Certificate of Compliance	54
7.7	Reporting Requirements	54
7.8	Performance of Covenants by Note Trustee	55
7.9	Transfer of Notes	55
7.10	Solicitation of Note Conversion	55
7.11	Residence	55

Article 8 COVENANTS OF MIDAS		56
8.1	Issuance of Common Shares	56
8.2	No Dividends on Common Shares if Event of Default	56
8.3	Maintain Listing	56
8.4	Maintain the Company	56
8.5	Guarantee	56

Article 9 DEFAULT		57
9.1	Events of Default	57
9.2	Notice of Events of Default	59
9.3	Waiver of Event of Default	59

9.4	Enforcement by the Note Trustee	60
9.5	No Suits by Noteholders	61
9.6	Application of Monies by Note Trustee	61
9.7	Notice of Payment by Note Trustee	62
9.8	Note Trustee May Demand Production of Notes	62
9.9	Remedies Cumulative	63
9.10	Judgment Against the Company	63
9.11	Action by Note Trustee	63

Article 10 SATISFACTION AND DISCHARGE		63
10.1	Cancellation	63
10.2	Non-Presentation of Notes	64
10.3	Repayment of Unclaimed Monies	64
10.4	Discharge	64
10.5	Satisfaction	65
10.6	Continuance of Rights, Duties and Obligations	66

Article 11 SUCCESSORS		66
11.1	Company may Consolidate, etc., only on Certain Terms	66
11.2	Successor Substituted	68

Article 12 COMPULSORY ACQUISITION		68
12.1	Definitions	68
12.2	Offer for Notes	69
12.3	Offeror’s Notice to Dissenting Noteholders	69
12.4	Delivery of Note Certificates	69
12.5	Payment of Consideration to Note Trustee	69
12.6	Consideration to be held in Trust	70
12.7	Completion of Transfer of Notes to Offeror	70
12.8	Communication of Offer to the Company and Midas	70

Article 13 MEETINGS OF NOTEHOLDERS		71
13.1	Right to Convene Meeting	71
13.2	Notice of Meetings	71
13.3	Chairman	71
13.4	Quorum	71
13.5	Power to Adjourn	72
13.6	Show of Hands	72
13.7	Poll	72
13.8	Voting	72
13.9	Proxies	72
13.10	Persons Entitled to Attend Meetings	73
13.11	Powers Exercisable by Extraordinary Resolution	73
13.12	Meaning of “Extraordinary Resolution”	75
13.13	Powers Cumulative	75
13.14	Minutes	76
13.15	Instruments in Writing	76
13.16	Binding Effect of Resolutions	76
13.17	Evidence of Rights of Noteholders	76

Article 14 NOTICES		77
14.1	Notice to the Company	77
14.2	Notice to Midas	77
14.3	Notice to Noteholders	77
14.4	Notice to Note Trustee	78
14.5	Mail Service Interruption	78

Article 15 CONCERNING THE NOTE TRUSTEE		78
15.1	No Conflict of Interest	78
15.2	Replacement of Note Trustee	79
15.3	Duties of Note Trustee	79
15.4	Reliance Upon Declarations, Opinions, etc.	80
15.5	Evidence and Authority to Note Trustee, Opinions, etc.	80
15.6	Note Trustee May Rely on a Certificate	81
15.7	Experts, Advisers and Agents	81
15.8	Note Trustee May Deal in Notes	81
15.9	Note Trustee will Disburse Only Monies Deposited	82
15.10	Note Trustee Not Ordinarily Bound	82
15.11	Note Trustee Not Required to Give Security	82
15.12	Note Trustee Not Bound to Act on the Company’s Request	82
15.13	Note Trustee Not Bound to Act	82
15.14	Note Trustee Protected in Acting	83
15.15	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder	83
15.16	Authority to Carry on Business	83
15.17	Compensation and Indemnity	84
15.18	Acceptance of Trust	84
15.19	Third Party Interests	85
15.20	Privacy Laws	85
15.21	Force Majeure	85
15.22	Securities and Exchange Commission Certification.	86
15.23	Accountability, Responsibility and Liability of the Note Trustee	86

Article 16 SUPPLEMENTAL INDENTURES		86
16.1	Supplemental Indentures	86

Article 17 EXECUTION AND FORMAL DATE		87
17.1	Execution	87
17.2	Formal Date	87

Schedule A FORM OF NOTE

Schedule B FORM OF REDEMPTION NOTICE

Schedule C FORM OF MATURITY NOTICE

Schedule D FORM OF NOTICE OF CONVERSION

Schedule E FORM OF pUT NOTICE

Schedule F Form of Declaration for Removal of Legend in connection with Transfers Pursuant to RegulationS

Schedule G Form of gUARANTEE iNDENTURE

TRUST INDENTURE

THIS TRUST INDENTURE (this “Indenture”) made as of the 17th day of March, 2016,

BETWEEN:

IDAHO GOLD RESOURCES COMPANY, LLC, a limited liability company existing under the laws of the State of Idaho

(the “Company”)

- and -

MIDAS GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(“Midas”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all of the provinces and territories of Canada

(the “Note Trustee”)

WHEREAS the Company deems it advisable to create and issue the Notes to be created and issued in the manner as herein provided;

AND WHEREAS the Company, under the laws relating thereto, is duly authorized to create and issue the Notes to be issued as herein provided;

AND WHEREAS all necessary steps in relation to the Company have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the Notes, when certified by the Note Trustee and issued as in this Indenture provided, legal, valid and binding obligations of the Company;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Note Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	“90% Redemption Right” has the meaning ascribed thereto in Section 2.2(h)(ii);

(b)	“90% Redemption Right Notice” has the meaning ascribed thereto in Section 2.2(h)(ii);

(c)	“90% Redemption Right Tender Date” has the meaning ascribed thereto in Section 2.2(h)(iii)(B);

(d)	“Additional Amounts” has the meaning ascribed thereto in Section 2.12(a);

(e)	“Affiliate” of any specified Person means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For certainty, the Company’s Affiliates shall include (without limitation) Midas;

(f)	“Applicable Laws” means any and all laws, including all federal, state, provincial and local statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards or other requirements of any other governmental entity (including, for greater certainty, the TSX or any other stock exchange on which the Common Shares are listed or quoted), binding on or affecting the Person referred to in the context in which the term was used;

(g)	“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments) in each of the Qualifying Provinces and applicable United States federal and state securities laws;

(h)	“Authorized Officer” means any authorized officer of the Company;

(i)	“Bankruptcy Law” means Title 11, United States Code, or any similar federal or state law for the relief of debtors, or the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other Canadian federal or provincial law or foreign law relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors;

(j)	“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Depository Participant;

(k)	“Business Day” means any day other than a Saturday, Sunday, statutory or civic holidays or other day on which banking institutions in the City of Vancouver, British Columbia or New York City, U.S.A. are authorized or required by law to close;

(l)	“Canadian Dollars”, “CDN Dollars” or “C$” means the lawful money in Canada;

(m)	“Capitalized Lease Obligations” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP;

(n)	“Certificate” means a written certificate signed by an Authorized Officer;

(o)	“Change of Control” means and shall have occurred if, and only if:

(i)	there is any sale of all or substantially all of the Company’s or Midas’ assets or business to another Person or Persons pursuant to one or a series of transactions;

(ii)	at any time any Person or Persons acting jointly or in concert directly or indirectly beneficially own in the aggregate more than fifty per cent (50%) of the outstanding voting securities of the Company or Midas; or

(iii)	the Company or Midas completes an acquisition, share exchange, amalgamation, consolidation, merger, arrangement or other business combination and the shareholders of the Company or Midas immediately prior to the completion of such transaction hold in the aggregate less than sixty per cent (60%) of the votes attaching to the equity securities of the resulting or remaining parent company immediately after completion of such transaction.

For greater certainty, the term “Person or Persons” as used in this definition does not include Subsidiaries of the Company or Midas.

(p)	“Change of Control Notice” has the meaning ascribed thereto in Section 2.2(h)(i);

(q)	“Change of Control Purchase Date” has the meaning ascribed thereto in Section 2.2(h)(i);

(r)	“Change of Control Purchase Offer” has the meaning ascribed thereto in Section 2.2(h)(i);

(s)	“Common Shares” means common shares in the capital of Midas, as such common shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 5.5, “Common Shares” shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(t)	“Common Share Interest Payment Election” has the meaning ascribed thereto in Section 6.1;

(u)	“Common Share Interest Payment Election Notice” has the meaning ascribed thereto in Section 6.1;

(v)	“Company” has the meaning ascribed thereto in the recitals;

(w)	“Company’s Auditors” or “Auditors of the Company” means an independent firm of chartered accountants duly appointed as auditors of the Company;

(x)	“Conversion Price” means the C$0.3541 amount for which each Common Share may be issued from time to time upon the conversion of the Notes, as adjusted in accordance with the provisions of Article 5;

(y)	“Conversion Right” has the meaning ascribed thereto in Section 2.2(f)(i);

(z)	“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Note Trustee or retained or employed by the Company or Midas, and, in each case, acceptable to the Note Trustee, acting reasonably;

(aa)	“CRA” means the Canada Revenue Agency;

(bb)	“Current Market Price” means (i) the volume weighted average trading price of the Common Shares (“VWAP”) on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event or notice of redemption (or, if not listed thereon, the primary stock exchange on which Common Shares are listed or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market), or (ii) if there is no market, Fair Market Value as determined by the average of trading prices provided by at least two Independent Financial Advisors, provided that if trading prices are not available from at least two Independent Financial Advisors, the Current Market Price shall be determined by reference to the trading prices available from one Independent Financial Advisor;

(cc)	“Date of Conversion” has the meaning ascribed thereto in Section 5.4(b);

(dd)	“Depository” means, with respect to the Notes issued in the form of one or more Global Notes, the Person designated as depository by the Company pursuant to Section 2.3(a) until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, “Depository” as used with respect to the Notes shall mean each depository with respect to the Global Notes or the Notes, which shall initially be the CDS Clearing and Depository Services Inc. (“CDS”);

(ee)	“Depository Participant” means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book entries for a Global Note deposited with the Depository;

(ff)	“Dilutive Issuance” has the meaning ascribed thereto in Section 5.6(g);

(gg)	“Directors” means the directors of the Company on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Company pursuant to the Company’s certificate of organization and operating agreement, and Applicable Laws, and “Director” means any one of them, and reference to action by the Directors means action by the Directors as a board;

(hh)	“Eligible Holder” means a beneficial owner of Notes who, at the time the Put Right in respect of such Notes is exercised, is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person);

(ii)	“Event of Default” has the meaning ascribed thereto in Section 9.1;

(jj)	“Excluded Taxes” means, with respect to the recipient of any payment to be made hereunder, except as a result of entering into this Indenture and enforcing its rights and receiving payments hereunder, (i) any income, capital or franchise Taxes imposed on (or measured by) such recipient’s net income or capital by the jurisdiction under the laws of which such recipient is resident or which are imposed by reason of such recipient being organized under the laws of, or having its principal office or applicable lending office located in, the jurisdiction imposing such income, capital or franchise taxes or by reason of such recipient having a permanent establishment or being otherwise engaged in the conduct of its business in such jurisdiction; (ii) any branch profits taxes or any similar tax imposed on such recipient by reason of such recipient carrying on business or having a permanent establishment in the jurisdiction in which the payer of such payment is resident; and (iii) any U.S. federal withholding Taxes imposed under FATCA. Notwithstanding the foregoing, Excluded Taxes does not include any tax imposed as a result of Section 897 of the U.S. Tax Code or any withholding tax imposed pursuant to Section 1445 of the U.S. Tax Code;

(kk)	“Expiration Date” has the meaning ascribed thereto in Section 5.6(f);

(ll)	“Expiration Time” has the meaning ascribed thereto in Section 5.6(f);

(mm)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 13.12;

(nn)	“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction;

(oo)	“FATCA” means Section 1471 through 1474 of the U.S. Tax Code; any current or future regulations or official interpretations thereof; and applicable intergovernmental agreements between a non-U.S. jurisdiction and the United States with respect thereto; any law, regulations, or other official guidance enacted in a non-U.S. jurisdiction relating to an intergovernmental agreement related thereto; and any agreements entered into pursuant to Section 1471 of the U.S. Tax Code;

(pp)	“Freely Tradeable” means, any Common Shares or any other securities of Midas or any other Person, as the case may be, which (i) may be issued without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation of the Qualifying Provinces with respect to the holder of such securities and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document or that is otherwise exempt from prospectus requirements) under Applicable Securities Legislation of the Qualifying Provinces; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation of the Qualifying Provinces applicable to such holder or such trade, such as hold periods, except in the case of a control distribution (as defined in the Applicable Securities Legislation of the Qualifying Provinces), but which will be subject to an initial hold period under the Applicable Securities Legislation of the Qualifying Provinces commencing on the date of the issuance of the Notes by the Company and grant of the Conversion Right by Midas and ending on the date that is four months and one day following the date of such issuance;

(qq)	“Fully Registered Notes” means Notes registered as to both principal and interest;

(rr)	“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in Canada or the United States, as amended from time to time, as applicable to the Company and for greater certainty includes International Financial Reporting Standards as and to the extent applicable to the Company and its Affiliates (including Midas);

(ss)	“Global Note” means a Note that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.3 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s book-based system;

(tt)	“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations;

(uu)	“Incur” means issue, assume, guarantee, incur or otherwise become liable for and “Incurred” or “Incurrence” will have a corresponding meaning; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary;

(vv)	“Indebtedness” means, with respect to any Person: (i) the principal of any indebtedness of such Person, whether or not contingent: (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred and Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations; (ii) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); (iii) any transaction (including an agreement with respect thereto) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option. total return swap, credit spread transaction, repurchase transaction, reverse repurchase transactions, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest or any other similar transaction (including any option with respect to any of these transactions), or any combination of these transactions, and (iv) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of the Company or any Subsidiary in respect of account credits or participants under any employee, director or officer compensation plan of the Company or Subsidiary, will be deemed not to constitute Indebtedness of the Company;

(ww)	“Independent Financial Advisors” means broker dealers of national reputation that trade in the Common Shares or similar securities;

(xx)	“Interest Obligation” means the obligation of the Company to pay interest on the Notes, as and when the same becomes due;

(yy)	“Interest Payment Date” means the date specified for the Notes as the date on which an instalment of interest on such Notes shall be due and payable, which shall be on the 17th of March each year, commencing on the 17th of March, 2017;

(zz)	“Investor Rights Agreement” means the investor rights agreement to be entered into between Midas, the Company and Paulson on or about the date hereof pursuant to which, among other things, Midas will provide Paulson with certain approval rights, agreements with respect to the Midas Directors and demand and piggy-back prospectus qualification rights;

(aaa)	“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (British Columbia) (or equivalent statutes) of any jurisdiction); provided that in no event will an operating lease be deemed to constitute a Lien;

(bbb)	“Material Adverse Effect” means (i) a material adverse change in, or a material adverse effect upon, the operations, business, properties, financial condition, or assets of the Company on a consolidated basis; or (ii) a material adverse effect upon the legality, validity, binding effect or enforceability of this Indenture or the Notes against the Company other than any change, event, occurrence or effect: (A) affecting the gold mining industry in general and which does not have a materially disproportionate effect on the Company, on a consolidated basis with its Affiliates; (B) relating to change in the market trading price of Common Shares arising from the announcement of the execution of this Agreement or the transactions contemplated hereby; or (C) resulting from changes in the price of gold, provided, however that such effect referred to in clause (A), (B) or (C) above does not primarily relate only to the Company and its Affiliates taken as a whole compared to other companies of similar size operating in the mining industry;

(ccc)	“Maturity Account” means an account or accounts required to be established by the Company (and which shall be maintained by and subject to the control of the Note Trustee) for the Notes pursuant to and in accordance with this Indenture;

(ddd)	“Maturity Date” for a Note means the date of maturity for such Note as set out in Section 2.2(b) or as otherwise deemed or prescribed in this Indenture;

(eee)	“Midas” has the meaning ascribed thereto in the recitals;

(fff)	“Midas Directors” means the directors of Midas on the date hereof or such directors as may, from time to time, be appointed or elected directors of Midas pursuant to Midas’ articles and by-laws, and Applicable Laws, and “Midas Director” means any one of them, and reference to action by the Midas Directors means action by the Midas Directors as a board;

(ggg)	“Non-U.S. Tax Person” means any person that is not a “United States Person” as defined in section 7701(a)(30) of the U.S. Tax Code;

(hhh)	“Note Trustee” or “Trustee” means Computershare Trust Company of Canada and includes any successor or successors or any other trustee subsequently appointed pursuant to Section 15.2;

(iii)	“Noteholders” or “holders” means the Persons for the time being entered in the register for Notes as registered holders of Notes;

(jjj)	“Notes” means the debentures, notes or other evidence of indebtedness of the Company issued and certified hereunder, or deemed to be issued and certified hereunder, and for the time being outstanding, whether in definitive or interim form or in the form of Global Notes, which are designated as “0.05% Senior Unsecured Convertible Notes” of the Company and described in Section 2.2;

(kkk)	“Offer Price” has the meaning ascribed thereto in Section 2.2(h)(i);

(lll)	“Offering” means the offering of C$50,018,601.34 aggregate principal amount of Notes by way of private placement on the date hereof;

(mmm)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(nnn)	“Ordinary Resolution” has the same meaning as “Extraordinary Resolution” except that references in the latter to “66⅔%” shall become references to “a majority” for the purposes of defining “Ordinary Resolution”;

(ooo)	“Outstanding” has the meaning ascribed thereto in Section 1.2;

(ppp)	“Paulson” means Paulson & Co Inc., on behalf of the several investment funds and accounts managed by it;

(qqq)	“Person” includes an individual, corporation, company, limited liability company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(rrr)	“Privacy Laws” has the meaning ascribed thereto in Section 15.20;

(sss)	“Purchased Common Shares” has the meaning ascribed thereto in Section 5.6(f);

(ttt)	“Put Right” has the meaning ascribed thereto in Section 5.5;

(uuu)	“Qualified Institutional Buyer” of “QIB” means a “qualified institutional buyer” as defined in Rule 144A;

(vvv)	“Qualifying Provinces” means collectively, British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador

(www)	“Redemption Date” has the meaning ascribed thereto in Section 4.3;

(xxx)	“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

(yyy)	“Redemption Price” means, in respect of a Note, the amount, excluding interest, payable on the Redemption Date fixed for such Note;

(zzz)	“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act;

(aaaa)	“Rule 144A” means Rule 144A promulgated by the SEC under the U.S. Securities Act;

(bbbb)	“Rule 144A Information” means such information as is specified pursuant to Rule 144A(d)(4) under the U.S. Securities Act (or any successor provision thereto);

(cccc)	“SEC” means the United States Securities and Exchange Commission;

(dddd)	“Section 85 Election” has the meaning ascribed thereto in Section 5.5(b);

(eeee)	“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

(ffff)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder;

(gggg)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(hhhh)	“Taxes” means any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of any applicable taxing authority;

(iiii)	“Tax Proceedings” has the meaning ascribed thereto in Section 2.12(e);

(jjjj)	“this Indenture”, “this Trust Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(kkkk)	“Time of Expiry” has the meaning ascribed thereto in Section 2.2(f)(i);

(llll)	“Total Offer Price” has the meaning ascribed thereto in Section 2.2(h)(i);

(mmmm)	“trading day” means, with respect to the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation;

(nnnn)	“TSX” means the Toronto Stock Exchange or its successor or successors;

(oooo)	“United States Dollars”, “U.S. Dollars” or “U.S.$” means the lawful money in the U.S.;

(pppp)	“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(qqqq)	“U.S. Dollar Equivalent” means the Bank of Canada noon spot rate of exchange on the relevant date(s) of determination;

(rrrr)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(ssss)	“U.S. Person” means a “U.S. person” within the meaning of such term in Regulation S;

(tttt)	“U.S. Purchaser” means a Noteholder who was offered the Notes in the United States, purchased Notes in the United States, or placed its order to purchase the Notes from or within the United States, and any other initial Noteholder who purchased such Notes pursuant to Section 4(a)(2) and/or Regulation D under the U.S. Securities Act;

(uuuu)	“U.S. Restricted Notes” means Notes initially issued to U.S. Purchasers and any Note required to bear the legend set forth in 2.3(c);

(vvvv)	“U.S Securities Act” means the United States Securities Act of 1933, as amended;

(wwww)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

(xxxx)	“Written Direction” means an instrument in writing signed by an Authorized Officer.

1.2	Meaning of “Outstanding”

Every Note certified and delivered by the Note Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted, redeemed or delivered to the Note Trustee for cancellation, conversion or redemption or monies and/or Common Shares or other applicable securities or property, as the case may be, for the payment thereof shall have been set aside under Section 10.2, provided that:

(a)	Notes which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(c)	for the purposes of any provision of this Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Noteholders, Notes owned directly or indirectly, legally or equitably, by the Company or any Affiliate thereof (including Notes acquired by Midas pursuant to the exercise of the Put Right) shall be disregarded except that:

(i)	for the purpose of determining whether the Note Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Notes present or represented at any meeting of Noteholders, only the Notes which the Note Trustee knows are so owned shall be so disregarded;

(ii)	Notes so owned which have been pledged in good faith other than to the Company or an Affiliate of the Company shall not be so disregarded if the pledgee shall establish to the satisfaction of the Note Trustee the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of the Company or an Affiliate of the Company; and

(iii)	Notes so owned shall not be disregarded if they are the only Notes outstanding.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, respectively, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections, subsections or clauses refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e)	unless otherwise indicated, reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f)	unless otherwise indicated, reference to a statute, rule or regulation shall be deemed to be a reference to such statute, rule or regulation as amended, re-enacted or replaced from time to time; and

(g)	unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4	Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Notes.

1.5	Day not a Business Day

In the event that any day on which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Indenture and the Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts. The Company hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

1.7	Currency

All dollar amounts expressed in this Indenture and in the Notes are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian Dollars.

1.8	Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with GAAP. For greater certainty, GAAP shall include any accounting standards, including International Financial Reporting Standards, that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants.

1.9	Calculations

Except as otherwise provided herein, the Company shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price. The Company shall make such calculations in good faith and the Company will provide a schedule of its calculations to the Note Trustee and the Note Trustee shall hold at its office to be available to Noteholders upon their request. The Note Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

1.10	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Note attached hereto as Schedule A, be drawn up in the English language only.

Les parties aux présentes reconnaissent avoir accepté et demandé que le présent acte de fiducie et tous les documents s’y rapportant, y compris, sans restreindre la portée générale de ce qui précède, le formulaire de débenture joint aux présentes à titre d’annexe A, soient rédigés en langue anglaise seulement.

1.11	Successors and Assigns

All covenants and agreements in this Indenture by the Company and Midas shall bind their respective successors and assigns, whether expressed or not. All covenants and agreements in this Indenture by the Note Trustee shall bind its successors, whether expressed or not.

1.12	Time of Essence

Time shall be of the essence of this Indenture and each Note.

1.13	Invalidity/Severability

In case any provision in this Indenture or in the Notes shall be invalid, illegal, prohibited or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and shall be ineffective only to the extent of such prohibition or unenforceability. The validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.14	Entire Agreement

This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Notes issued hereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and under the Notes and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder and under the Notes.

1.15	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent and, the holders of Notes any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.16	Schedules

The following Schedules form part of this Indenture:

Schedule A	–	Form of Note
Schedule B	–	Form of Redemption Notice
Schedule C	–	Form of Maturity Notice
Schedule D	–	Form of Notice of Conversion
Schedule E	–	Form of Put Notice
Schedule F	–	Form of Declaration for Removal of Legend in Connection with Transfer Pursuant to Regulation S
Schedule G	–	Form of Guarantee Indenture

Article 2
THE NOTES

2.1	Limit of Notes

The aggregate principal amount of Notes authorized to be issued under this Indenture is limited to C$50,018,601.34 million aggregate principal amount of Notes.

2.2	Form and Terms of Notes

(a)	The Notes shall be designated as “0.05% Senior Unsecured Convertible Notes”.

(b)	The Notes shall be dated as of the date of closing of the Offering and shall mature on March 17, 2023.

(c)

(i)	The Notes will bear interest at a rate of 0.05% per annum, payable annually in arrears on the 17th day of March in each year computed on the basis of a 365-day or 366-day year, as the case may be. The first such payment will fall due on March 17, 2017 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption or conversion of the Notes) will fall due on the Maturity Date or the earlier date of redemption or conversion, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, computed on the basis of a 365-day year. For certainty, the first interest payment will include interest accrued and unpaid from and including March 17, 2016 up to, but excluding, March 17, 2017.

(ii)	Subject to Article 6, at least two Business Days prior to each Interest Payment Date, the Company shall deliver sufficient funds to the Note Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the parties in order to effect such interest payment hereunder. The Note Trustee shall disburse such interest payments only upon receiving, at least two Business Days prior to each Interest Payment Date, funds in an amount sufficient for the interest payment. All payments in excess of C$25 million (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the Large Value Transfer System (“LVTS”), and in the event that payment must be made to the Canadian Depository for Securities Limited, the Company shall remit payment to the Note Trustee by LVTS.

(iii)	The Note Trustee shall have no obligation to disburse funds hereunder unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect thereto.

(iv)	The Note Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

(v)	On each Interest Payment Date, the Company may, at its option, subject to any required regulatory approval (including the approval of the TSX) and provided that no Event of Default has occurred and is continuing, and in accordance with the provisions of Article 6, elect to satisfy its obligation to pay the interest then payable on the Notes, by using and delivering Freely Tradeable Common Shares to Noteholders. If the Company elects to exercise such option, it shall deliver a Common Share Interest Payment Election Notice pursuant to Section 6.1 to Noteholders.

(d)	The Notes will be redeemable at the option of the Company in accordance with the terms of Article 4, provided that the Notes will not be redeemable on or prior to March 17, 2020 (except in certain limited circumstances following a Change of Control as provided herein). After March 17, 2020 and on or prior to the Maturity Date, the Notes may be redeemed by the Company, in whole at any time or in part from time to time, on notice as provided for in Section 4.3, provided that the Current Market Price at the time the notice of redemption is given is not less than 200% of the Conversion Price. In such circumstances, the Notes will be redeemable at a price equal to their principal amount plus accrued and unpaid interest to but excluding the Redemption Date. The Redemption Notice for the Notes shall be substantially in the form of Schedule B.

(e)	In accordance with Section 2.9, the Notes will rank pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Company.

(f)

(i)	Upon and subject to the provisions and conditions of Article 5, the holder of each Note shall have, and Midas hereby grants to the holder, the right (the “Conversion Right”), at such holder’s option, at any time, unless precluded by a written agreement between the holder and Midas to the contrary, the details of which will be provided to the Trustee at the time of issue of the Notes or subsequent to the issue of the Notes, prior to the close of business on the earlier of: (i) three (3) Business Days immediately preceding the Maturity Date; and (ii) three (3) Business Days immediately preceding the Redemption Date specified by the Company for redemption of the Notes in the Redemption Notice to the holders of Notes in accordance with Sections 2.2(d) and 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 5 in respect of the Notes), to convert the whole of the principal amount of such Note into Common Shares at the Conversion Price in effect on the Date of Conversion. To the extent a redemption is a redemption in part only of the Notes, the Conversion Right, if not exercised prior to the applicable Time of Expiry, shall survive as to any Notes not redeemed or converted and be applicable to the next succeeding Time of Expiry.

(ii)	The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of the Notes shall be equal to C$0.3541 per Common Share. No adjustment to the Conversion Price will be made for dividends or distributions payable on Common Shares issuable upon conversion or for interest accrued or accruing on Notes surrendered for conversion. Holders converting their Notes will receive interest by way of cash payment (less any taxes required to be deducted) which has accrued but not been paid from the date of the most recent Interest Payment Date on which interest was paid in full in accordance with this Indenture to, but not including, the Date of Conversion, provided that no such cash payment shall be issued for an amount less than C$10.00. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of, the Notes is subject to adjustment pursuant to the provisions of Section 5.5.

(g)	The Notes shall be issued in denominations as directed by the Company and the Note Trustee is hereby appointed as registrar and transfer agent for the Notes. Each Note and the certificate of the Note Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Directors or an Authorized Officer executing such Note in accordance with Section 2.4 hereof, as conclusively evidenced by his or her execution of an Note. Each Note shall additionally bear such distinguishing letters and numbers as the Note Trustee shall approve. Notwithstanding the foregoing, a Note may be in such other form or forms as may, from time to time, be, approved by a resolution of the Directors or as specified in a Certificate. The Notes may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Notes may be issued as one or more Global Notes and the Global Notes will be registered in the name of the Depository, which, as of the date hereof, shall be CDS (or any nominee of the Depository) and, if applicable, be designated by a CUSIP number. With respect to any Notes issued as a Global Note, no Beneficial Holder will receive definitive certificates representing its interest in Notes except as provided in Section 3.2 or as required by law. A Global Note may be exchanged for Notes in registered form that are not Global Notes, or transferred to and registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof as provided in Section 3.2.

(h)	Within two Business Days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.2(h), the Company shall be obligated to offer to purchase all of the Notes then outstanding. The terms and conditions of such obligation are set forth below:

(i)	Within two Business Days following the occurrence of a Change of Control, the Company shall deliver to the Note Trustee, and the Note Trustee shall promptly deliver to the holders of the Notes, a notice stating that there has been a Change of Control, and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Purchase Offer”) to purchase, on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer) of the Notes then outstanding from the holders thereof made in accordance with the requirements of Applicable Securities Legislation at a price per Note equal to 100% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest on such Notes up to, but excluding, the Change of Control Purchase Date (collectively, the “Total Offer Price”). If the Change of Control Purchase Date is after a record date for the payment of interest on the Notes but on or prior to an Interest Payment Date, then the interest payable on such date will be paid to the holder of record of the Notes on the relevant record date. The “Change of Control Purchase Date” shall be the date that is 30 Business Days after the date that the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of the Notes.

(ii)	If 90% or more in aggregate principal amount of Notes outstanding on the date the Change of Control Notice and the Change of Control Purchase Offer are delivered or mailed to holders of the Notes have been tendered for purchase and not withdrawn pursuant to the Change of Control Purchase Offer on the Change of Control Purchase Date, the Company has the right upon written notice (the “90% Redemption Right Notice”) provided to the Note Trustee within 10 days following the Change of Control Purchase Date, to redeem all the Notes which would otherwise remain outstanding immediately following the Change of Control Purchase Date at the Total Offer Price as at the Change of Control Purchase Date (the “90% Redemption Right”).

(iii)	Upon receipt of the 90% Redemption Right Notice, the Note Trustee shall promptly provide written notice to each Noteholder that did not previously accept the Change of Control Purchase Offer that:

(A)	the Company has exercised the 90% Redemption Right and is purchasing all outstanding Notes effective as of the Change of Control Purchase Date at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date; and

(B)	each such holder must transfer his, her or its Notes to the Note Trustee on the same terms as those holders that accepted the Change of Control Purchase Offer did and must send his, her or its Notes (if not then represented by a global certificate), duly endorsed for transfer, to the Note Trustee within 10 days after the sending of such notice by the Note Trustee (the last day of such 10 day period being referred to herein as the “90% Redemption Right Tender Date”).

(iv)	The Company shall, on or before 11:00 a.m., Vancouver time, on the Business Day immediately prior to the Change of Control Purchase Date in respect of Notes to be purchased or redeemed pursuant to Section 2.2(h)(i), and on or before the delivery of the 90% Redemption Right Notice in respect of the exercise of the 90% Redemption Right, deposit with the Note Trustee or any paying agent to the order of the Note Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Notes to be purchased or redeemed by the Company, provided that with respect to the purchase pursuant to Section 2.2(h)(i) the Company may elect to satisfy this requirement by providing the Note Trustee with a certified cheque or wire transfer for such amounts required under Section 2.2(h)(i) post-dated to the Change of Control Purchase Date. In each case, the Company shall also deposit with the Note Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Note Trustee in connection with such purchase. Every such deposit shall be irrevocable, except as provided herein. From the sums so deposited, the Note Trustee shall pay or cause to be paid to the holders of such Notes, the Total Offer Price to which they are entitled on the Company’s purchase.

(v)	In the event that one or more of such Notes being purchased in accordance with Section 2.2(h)(i) becomes subject to purchase in part only, upon surrender of such Notes for payment of the Total Offer Price, the Company shall execute and the Note Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Notes for the portion of the principal amount of the Notes not purchased.

(vi)	Notes for which holders have accepted the Change of Control Purchase Offer and Notes which the Company has elected to redeem in accordance with this Section 2.2(h) shall become due and payable at the Total Offer Price in cash in the same manner and with the same effect as if the Change of Control Purchase Date were the date of maturity specified in such Notes, anything therein or herein to the contrary notwithstanding and notwithstanding that the actual purchase thereof may be subsequent to the Change of Control Purchase Date, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem the Notes shall have been deposited as provided in this Section 2.2(h) and affidavits or other proofs satisfactory to the Note Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Notes shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Note Trustee whose decision shall be final and binding upon all parties in interest.

(vii)	In case the holder of any Note to be purchased or redeemed in accordance with this Section 2.2(h) shall fail on or before the Change of Control Purchase Date in respect of a purchase or redemption pursuant to Section 2.2(h)(i) or on or before the 90% Redemption Right Tender Date in respect of a purchase or redemption pursuant to the 90% Redemption Right, so to surrender such holder’s Note or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Note Trustee may require, such monies may be set aside in trust, without interest, either in the deposit department of the Note Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Noteholder of the sum so set aside and the Noteholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder’s Note. In the event that any money required to be deposited hereunder with the Note Trustee or any depository or paying agent on account of principal or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies shall at the end of such period be paid over or delivered over by the Note Trustee, or such depository or paying agent, to the Company and the Note Trustee shall not be responsible to any such Noteholders for any amounts owing to them and subject to Applicable Laws thereafter such holder of the Note in respect of which such money was so repaid to the Company shall have no rights in respect thereof except to obtain payment due from the Company, subject to any limitation period provided by the laws of the Province of British Columbia.

(viii)	Subject to the provisions above related to Notes purchased in part, all Notes redeemed and paid under this Section 2.2(h) shall forthwith be delivered to the Note Trustee and cancelled and no Notes shall be issued in substitution therefor.

(ix)	The Company shall promptly give notice to the Note Trustee of a Change of Control.

(x)	The Company will publicly announce the results of the purchases made pursuant to Section 2.2(h) as soon as practicable after the Change of Control Purchase Date.

(xi)	The Company will comply with all Applicable Securities Legislation in the event that the Company is required to purchase Notes pursuant to Section 2.2(h).

(i)	The Note Trustee shall be provided with the following documents and instruments with respect to the Notes prior to the issuance of the Notes:

(i)	a Written Direction, addressed to the Note Trustee, requesting certification and delivery of the Notes and setting forth delivery instructions;

(ii)	an opinion of Counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of the Notes have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(iii)	a Certificate addressed to Note Trustee, certifying that the Company is not in default under this Indenture, that the terms and conditions for the certification and delivery of the Notes (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Certificate and that no Event of Default exists or will exist upon such certification and delivery.

(j)	The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use) to designate the Notes and, if so, the Note Trustee shall use “CUSIP” numbers in notices as a convenience to holders of the Notes; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Notes, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Note Trustee of any change in the “CUSIP” numbers. For certainty, however, Notes issued to U.S. Purchasers and Notes otherwise required to bear the legend set forth in Section 2.3(d) shall be represented by definitive, fully registered certificates.

(k)	The Company, Midas, the Note Trustee and the Noteholders will agree to treat the Notes as debt securities of Midas for all U.S. federal tax purposes, including sections 354(a) and 368(a)(l)(E) of the U.S. Tax Code. The Company and Midas will agree to treat the Company as disregarded as an entity separate from Midas for all U.S. federal income tax purposes, and to take no action and make no election that would interfere with such treatment.

2.3	Issue of Global Notes

(a)	The Company may execute and the Note Trustee may certify and deliver one or more Global Notes which, if applicable, shall be designated by CUSIP number, and that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Notes to be represented by one or more Global Notes;

(ii)	be delivered to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear legends in substantially the following form subject to modification as required by the Depository:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO IDAHO GOLD RESOURCES COMPANY, LLC (THE “COMPANY”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE ISSUANCE OF THE NOTES].”

[AND IF APPLICABLE, THE ADDITIONAL LEGEND FOR COMMON SHARES ADD: THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE ISSUANCE OF THE NOTES].

(b)	Each Depository designated for a Global Note must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

(c)	The Notes may be Global Notes and shall bear the legend in Section 2.3(a)(iii) above.

(d)	The Notes and the Common Shares issuable upon conversion thereof have not been and will not be registered under the U.S. Securities Act or under any state securities laws. Any Notes issued to U.S. Purchasers shall be designated U.S. Restricted Notes and shall be issued in definitive, fully registered form. U.S. Restricted Notes and any Common Shares issued upon conversion of Notes will held by or for the account or benefit of, a U.S. Person, a Person in the United States or that executes its notice of conversion from within the United States be, “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act. Certificates representing Notes initially issued to U.S. Purchasers and certificates representing Notes issued upon transfer thereof or in exchange therefor or substitution thereof shall, unless not required to bear a legend pursuant to the terms hereof, and the stock certificates representing any Common Shares issued upon conversion of any such Notes shall, in addition to the legend in Section 2.3(a)(iii) above, bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AFTER, IN THE CASE OF PARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE ISSUER, TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.”

(e)	For greater certainty and notwithstanding anything to the contrary in this Section 2.3, where applicable, any certificate evidencing the Notes (and all Notes issued in exchange therefor or substitution thereof) and the stock certificates representing any Common Shares issued upon exercise of the Conversion Right and/or Put Right prior to the date which is four months and one day after the issuance of the Notes shall bear a legend in substantially the following form (unless such legend is no longer required under any Applicable Securities Legislation):

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE ISSUANCE OF THE NOTES].”

2.4	Execution of Notes

All Notes shall be signed (either manually or by facsimile signature) by any one Director of the Company or Authorized Officer holding office at the time of signing. A facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Note as a Director of the Company or Authorized Officer may no longer hold such office at the date of the Note or at the date of the certification and delivery thereof, such Note shall be valid and binding upon the Company and entitled to the benefits of this Indenture.

2.5	Certification

No Note shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Note Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Note Trustee. Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Company and the holder is entitled to the benefits hereof.

The certificate of the Note Trustee signed on the Notes, or interim Notes hereinafter mentioned, shall not be construed as a representation or warranty by the Note Trustee as to the validity of this Indenture or of the Notes or interim Notes or as to the issuance of the Notes or interim Notes and the Note Trustee shall in no respect be liable or answerable for the use made of the Notes or interim Notes or any of them or the proceeds thereof. The certificate of the Note Trustee signed on the Notes or interim Notes shall, however, be a representation and warranty by the Note Trustee that the Notes or interim Notes have been duly certified by or on behalf of the Note Trustee pursuant to the provisions of this Indenture.

2.6	Interim Notes or Certificates

Pending the delivery of definitive Notes to the Note Trustee, the Company may issue and the Note Trustee may certify in lieu thereof interim Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Notes when the same are ready for delivery; or the Company may execute and the Note Trustee may certify a temporary Note for the whole principal amount of Notes then authorized to be issued hereunder and the Company may deliver the same to the Note Trustee and thereupon the Note Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Company, and the Note Trustee may approve entitling the holders thereof to definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes duly issued hereunder and, pending the exchange thereof for definitive Notes, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Noteholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Company shall have delivered the definitive Notes to the Note Trustee, the Note Trustee shall cancel such temporary Notes, if any, and shall call in for exchange all interim Notes or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Company or the Note Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof. All interest paid upon interim or temporary Notes or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.7	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed and in the absence of the Company’s receipt of any notice that such Note has been acquired by a bona fide purchaser, the Company, in its discretion, may issue, and thereupon the Note Trustee shall certify and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Note Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Notes issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a substituted Note shall furnish to the Company and to the Note Trustee such evidence of the loss, theft or destruction of the Note and such other documents as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.8	Concerning Interest

(a)	Except as may otherwise be provided in this Indenture or in any supplemental indenture and subject to Section 2.2(c) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Notes, all Notes issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes which are interest bearing, shall bear interest (i) from their issue date, or (ii) from and including the last Interest Payment Date in respect of which interest shall have been paid or made available for payment on the outstanding Notes, whichever shall be the later, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period. Interest payable in a calendar year shall be payable annually. Interest on all Notes issued hereunder shall cease to accrue on, but not including, the Maturity Date, Redemption Date or Date of Conversion, as applicable, for such Notes, unless, upon due presentation, payment of principal or delivery of amounts, securities or other property payable or deliverable hereunder and payment of any accrued and unpaid interest or other amounts payable hereunder is improperly withheld or refused.

(b)	Interest shall be calculated on the basis of the actual number of days based on a calendar year of 365 or 366 days, as the case may be.

2.9	Rank of Notes

The indebtedness, liabilities and obligations of the Company under this Indenture and under the Notes, are direct unsecured obligations of the Company, and will rank equally with one another and with all other existing and future unsecured and unsubordinated Indebtedness of the Company except as prescribed by law and will rank senior to any existing or future subordinated Indebtedness of the Company.

2.10	Payments of Amounts Due on Maturity

Except as may otherwise be provided in this Indenture or any supplemental indenture in respect of the Notes, payments of amounts due upon maturity of the Notes will be made in the following manner. The Company will establish and maintain with the Note Trustee a Maturity Account for the Notes. Each such Maturity Account shall be maintained by and be subject to the control of the Note Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Vancouver time) on the Business Day immediately prior to each Maturity Date for Notes outstanding from time to time under this Indenture, the Company will deposit in the applicable Maturity Account an amount sufficient to pay the cash amount payable in respect of such Notes (including the principal amount and premium (if any), together with any accrued and unpaid interest thereon), provided the Company may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques, or with funds by electronic transfer, for such amounts required under this Section 2.10. The Note Trustee, on behalf of the Company, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Note, upon surrender of the Note at any branch of the Note Trustee designated for such purpose from time to time by the Company and the Note Trustee. The deposit or the making available of such amounts to the applicable Maturity Account will satisfy and discharge the liability of the Company for the Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Notes will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which such holder is entitled.

2.11	Payment of Interest

The following provisions shall apply to Notes, except as otherwise provided in Section 2.2(c):

(a)	Subject to Article 6, as interest becomes due on each Note (except at maturity, on redemption or conversion, when interest shall at the option of the Company be paid upon surrender of such Note) the Company, either directly or through the Note Trustee or any agent of the Note Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Note Trustee, payment of such interest to the order of the registered holder of such Note appearing on the registers maintained by the Note Trustee at the close of business on the tenth Business Day prior to the applicable Interest Payment Date and addressed if made by cheque to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs, provided that, if during the said ten Business Day period, the Notes are converted into Common Shares pursuant to the exercise of the Conversion Right or are transferred for Common Shares pursuant to the exercise of the Put Right, interest shall only be payable to the holder on the tenth Business Day prior to the applicable Interest Payment Date. If payment is made by cheque, such cheque shall be forwarded at least two days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Note becomes due as directed by the Company. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, satisfy and discharge all liability for interest on such Note, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Company or the Note Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by reasonable circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Note in the manner provided above, the Company may make payment of such interest or make such interest available for payment in any other manner acceptable to the Note Trustee with the same effect as though payment had been made in the manner provided above.

(b)	Notwithstanding Section 2.11(a), if the Notes are represented by a Global Note, then all payments of interest on the Global Note shall be made on such Interest Payment Date by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in the applicable Global Note, unless the Company and the Depository otherwise agree. None of the Company, the Note Trustee or any agent of the Note Trustee for any Note issued as a Global Note will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.12	Taxes

(a)	Unless otherwise expressly provided in the terms of the Notes, all payments and deemed payments made by or at the direction of the Company under or with respect to the Notes (including, for greater certainty, the issuance of Freely Tradeable Common Shares in respect of a Common Share Interest Payment Election, the conversion of the Notes into Common Shares and the transfer of the Notes pursuant to Section 5.5) will be made free and clear of and without withholding or deduction for or on account of any Taxes, unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. Notwithstanding anything to the contrary contained herein or in any Note, if the Company is so required to withhold or deduct any amount for or on account of Taxes (other than Excluded Taxes)from any payment or deemed payment made under or with respect to the Notes, the Company will pay to each holder as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder after such withholding or deduction (and after deducting any Taxes, other than Excluded Taxes, on such Additional Amounts) will not be less than the amount the holder would have received if such Taxes (other than Excluded Taxes) had not been withheld or deducted.

(b)	The Company will also:

(i)	make such withholding or deduction required for any Taxes; and

(ii)	remit the full amount deducted or withheld to the relevant authority in accordance with Applicable Law, or the Company shall deliver to the Note Trustee sufficient funds to pay any withholding tax as required to be remitted by the Note Trustee, and shall provide written instructions to the Note Trustee on such withholdings and remittances required.

The Company will furnish to the holders of the Notes, within 60 days after the date the payment of any Taxes is due pursuant to Applicable Law, certified copies of tax receipts or other documents evidencing such payment by the Company.

If the Company fails to make any payment required by this Section 2.12, the Note Trustee shall in no circumstances have any responsibility, duty, or be required, to make any such payment.

(c)	The Company will indemnify and hold harmless each holder, on an after tax basis, and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by the Company, of:

(i)	any Taxes (other than Excluded Taxes) so levied or imposed and paid by such holder as a result of payments or deemed payments made under or with respect to the Notes and the holder shall use commercially reasonable efforts to furnish to the Company within 60 days after the date of payment of such Taxes (other than Excluded Taxes), certified copies of tax receipts or other documents evidencing such payment by the holder; provided, however, that the failure of such holder to furnish such copies or other documents to the Company shall not adversely affect such holder's right to indemnification hereunder, it being understood that indemnification of the holder will only be provided upon proof of Taxes (other than Excluded Taxes) paid;

(ii)	any liability (including penalties, interest and expenses) arising from, or with respect to, the payment of Taxes (other than Excluded Taxes) by a holder described in clause (i) in this paragraph; and

(iii)	any Taxes (other than Excluded Taxes) imposed with respect to any reimbursement under clause (i) to (ii) in this paragraph,

`	and such indemnity will survive the termination or discharge of this Indenture indefinitely.

(d)	Wherever in this Indenture there is mentioned, in any context, the payment or deemed payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e)	If the Company is required to withhold or deduct Taxes from any payment or deemed payment made hereunder pursuant to Applicable Law or by the interpretation or administration thereof and is required to pay Additional Amounts to a holder pursuant to Section 2.12(a) hereof, or is required to indemnify a holder for Taxes as described in Section 2.12(c), such holder shall use its commercially reasonable efforts to cooperate with the Company in taking any action to dispute, object to or appeal the liability of such holder for Taxes or in claiming a refund of amounts remitted on account of such Taxes (or any objection or appeal in connection therewith) (collectively, “Tax Proceedings”) provided that such activities are not in the sole determination of such holder, acting reasonably, prejudicial to it.

Without limiting the generality of the foregoing:

(i)	Such holder agrees that the Company shall, at its own expense, have the right to initiate and conduct and have carriage and control of the Tax Proceedings and where necessary in the name of, and on behalf of, such holder provided that such holder determines such activities are not prejudicial to it and such holder shall use its commercially reasonable efforts to cooperate with the Company in respect of the foregoing.

(ii)	Such holder shall use its commercial reasonable efforts to do all acts and sign all documents that may be necessary or desirable in order to initiate or conduct the Tax Proceedings where such Tax Proceedings need to be initiated or conducted in the name of, or on behalf of, such holder provided that it determines such activities are not prejudicial to it.

(iii)	If such holder receives a refund of any amount with respect to Taxes (including interest, on such refund, if any) for which the Company grossed up such holder under Section 2.12(a) or indemnified such holder under Section 2.12(c), such holder shall forthwith pay the amount of any such refund (including interest, on such refund, if any), but reduced by any Taxes imposed on such refund, to such extent, to the Company and hereby assigns the right to any such refund, to such extent, to the Company.

Notwithstanding the foregoing, or anything to the contrary, no holder shall have any obligation to provide any information regarding its owners. To the extent any holder incurs any expense or any liability in connection with the Company’s activities herein, the Company shall reimburse and indemnify the holder within two Business Days of request by such holder. The Company shall not disclose any information provided herein without the express written consent of such holder, and shall not use any information for any purpose other than in connection with the Tax Proceedings.

(f)	The Company will presume that payments to a holder that is a Non-U.S. Tax Person are subject to U.S. federal withholding Taxes imposed by FATCA at the rate of 30 percent unless such holder delivers to the Company at the time or times prescribed by law and at such time or times reasonably requested by the Company such documentation prescribed by applicable law (including as prescribed by section 1471(b)(3)(C)(i) of the U.S. Tax Code) and such additional documentation reasonably requested by the Company as may be necessary for the Company to comply with its obligations under FATCA and to determine that such holder is not subject to such withholding or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (f), FATCA shall include any amendments made to such provisions of the U.S. Tax Code after the date of this Indenture.

(g)	In accordance with this Indenture, the Company will be entitled to cause the Note Trustee to deduct and withhold any applicable Taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of any government including the Canadian government, or of any province or territory thereof, or any authority or agency therein or thereof, having power to tax, from any payment to be made on or in connection with the Notes (including, for greater certainty, the issuance of Freely Tradeable Common Shares upon any conversion of Notes (including, for greater certainty, the issuance of Freely Tradeable Common Shares in respect of a Common Share Interest Payment Election or the conversion of the Notes into Common Shares or the transfer of the Notes for Common Shares pursuant to the exercise of the Put Right), provided that the Company forthwith remits or causes the Note Trustee to remit such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Note Trustee and the relevant holder of Notes, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Company’s obligations under the Notes. However, the Company shall satisfy all of its obligations pursuant to Section 2.12(a) to gross-up amounts paid to a holder in respect of such deductions or withholdings or Section 2.12(c) to indemnify holder as specified in such provision. The Note Trustee when acting as paying agent shall itself make such remittances, deductions and filings directly to the governmental authorities and shall act as the agent of the Company. The Company shall provide directions to the Note Trustee concerning its obligations to make such deductions, remittances and tax filings and the Note Trustee may rely on such directions to be indemnified for such reliance.

The Note Trustee shall have no obligation to verify any payments or any provision of federal, provincial, state, local or foreign tax law. The Note Trustee shall at all times be indemnified and held harmless by the Company and Midas from and against any liabilities the Note Trustee incurred in connection with the failure of the Company or Midas or its agents, to report, remit or withhold taxes as required by any provision of federal, provincial, state, local or foreign tax law, or otherwise failing to comply with any provision of federal, provincial, state, local or foreign tax law. This indemnification shall survive the resignation or removal of any person acting as the Note Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

Article 3
REGISTRATiON, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Notes

(a)	With respect to the Notes issuable as Fully Registered Notes, the Company shall cause to be kept by and at the principal offices of the Note Trustee in Vancouver, British Columbia and by the Note Trustee or such other registrar as the Company, with the approval of the Note Trustee, may appoint at such other place or places, if any, as may be specified in the Notes or as the Company may designate with the approval of the Note Trustee, a register in which shall be entered the names and last known addresses of the holders of Fully Registered Notes and particulars of the Notes held by them respectively and of all transfers of Fully Registered Notes. Such registration shall be noted on the Notes by the Note Trustee or other registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a Fully Registered Note shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Note Trustee or other registrar upon surrender of the Notes together with a duly executed and completed form of transfer attached hereto as Schedule A acceptable to the Company and the Note Trustee and upon compliance with such other reasonable requirements as the Company and the Note Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Note by the Note Trustee or other registrar.

3.2	Global Notes

(a)	With respect to the Notes issuable in whole or in part as one or more Global Notes, the Company shall cause to be kept by and at the principal offices of the Note Trustee in Vancouver and by the Note Trustee or such other registrar as the Company, with the approval of the Note Trustee, may appoint at such other place or places, if any, as the Company may designate with the approval of the Note Trustee, a register in which shall be entered the name and address of the holder of each such Global Note (being the Depository, or its nominee, for such Global Note) as holder thereof and particulars of the Global Note held by it, and of all transfers thereof. If the Notes are at any time not Global Notes, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Notes.

(b)	Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Notes, except in the following circumstances or as otherwise specified in a resolution of the Directors, a Certificate or supplemental indenture relating to the Notes:

(i)	Global Notes may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)	Global Notes may be transferred at any time after the Depository for such Global Notes (i) has notified the Company that it is unwilling or unable to continue as Depository in connection with Global Notes, or (ii) if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2.3(b) and the Company has not appointed a successor Depository for such Global Notes;

(iii)	Global Notes may be transferred at any time after the Company has determined, in its sole discretion, to terminate the book-based system in respect of such Global Notes and has communicated such determination to the Note Trustee in writing;

(iv)	Global Notes may be transferred at any time after the Note Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes issued as a Global Note, provided that Beneficial Holders of the Notes representing, in the aggregate, not less than 25% of the aggregate principal amount of the Notes advise the Depository in writing, through the Depository Participants, that the continuation of the book-based system for the Notes is no longer in their best interest and also provided that at the time of such transfer the Note Trustee has not waived the Event of Default pursuant to Section 9.3;

(v)	Global Notes may be transferred if required by Applicable Law; and

(vi)	Global Notes may be transferred if the book-based system ceases to exist.

(c)	With respect to the Global Notes, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i)	the Company and the Note Trustee may deal with the Depository for all purposes (including paying interest on the Notes) as the sole holder of the Notes and the authorized representative of the Beneficial Holders;

(ii)	the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by Applicable Law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book-based transfers among the Depository Participants; and

(iv)	whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Noteholders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participant, and has delivered such instructions to the Note Trustee.

(d)	Whenever a notice or other communication is required to be provided to Noteholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Note Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-based system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to the Notes issued hereunder, the Note Trustee shall notify all applicable Depository Participants and Beneficial Holders, through the Depository, of the availability of definitive Note certificates. Upon surrender by the Depository of certificate(s) representing the Global Notes and receipt of new registration instructions from the Depository, the Note Trustee shall deliver the definitive Note certificates for such Notes to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 3.1 and the remaining Sections of this Article 3.

(e)	For clarity, re-registration of beneficial interests in and transfers of Notes held by the Depository shall be made only through the book entry only registration system and no definitive certificates shall be issued in respect of such Notes except where physical certificates evidencing ownership in such securities are required or as set out in Section 3.2(b) herein. Except as provided herein, owners of beneficial interests in any Global Notes shall not be entitled to have Notes registered in their names and shall not receive or be entitled to receive Notes in definitive form or to have their names appear in the register.

3.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Note Trustee or other registrar and upon compliance with all other conditions required by this Indenture or by Applicable Law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Note, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

The Company shall direct the Trustee in writing as to matters related to any applicable hold periods and applicable securities legislation and legending restrictions and requirements. Notwithstanding any other provisions of this Indenture, on the issuance, conversion or transfer of any Notes or any Common Shares issuable upon conversion thereof, no duty or responsibility whatsoever shall rest upon the Trustee to determine or verify the compliance with any applicable laws or regulatory requirements including, without limitation, the legend contained in subsection 2.3(d) or Regulation S of the U.S. Securities Act, and the Trustee shall be entitled to assume that all conversions and transfers of Notes or any Common Shares issuable upon conversion thereof are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture.

The Trustee may assume that the address on the register of the Noteholder is the actual address of the Noteholder and is also determinative of the residence of such Noteholder and the address of any transferee to whom securities are transferred as shown on the transfer form is also determinative of the residence of such transferee.

3.4	No Notice of Trusts

Neither the Company, the Note Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Note, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, during regular business hours of the Note Trustee, be open for inspection by the Company, the Note Trustee or any Noteholder, subject to Applicable Laws. Every registrar, including the Note Trustee, shall from time to time when requested so to do by the Company or by the Note Trustee, in writing, furnish the Company or the Note Trustee, as the case may be, with a list of names and addresses of holders of registered Notes entered on the register kept by them and showing the principal amount and serial numbers of the Notes held by each such holder, provided the Note Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Notes

(a)	Subject to Section 3.7, Notes in any authorized form or denomination, other than Global Notes, may be exchanged for Notes in any other authorized form or denomination, bearing the same interest rate and of the same aggregate principal amount as the Notes so exchanged.

(b)	In respect of exchanges of Notes permitted by Section 3.6(a), Notes may be exchanged only at the principal offices of the Note Trustee in Vancouver or at such other place or places, if any, as may be specified in the Notes and at such other place or places as may from time to time be designated by the Company with the approval of the Note Trustee. Any Notes tendered for exchange shall be surrendered to the Note Trustee. The Company shall execute and the Note Trustee shall certify all Notes necessary to carry out exchanges as aforesaid. All Notes surrendered for exchange shall be cancelled.

(c)	Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Closing of Registers

(a)	Neither the Company nor the Note Trustee nor any registrar shall be required to:

(i)	make transfers or exchanges or conversions of Fully Registered Notes on any Interest Payment Date for such Notes or during the nine preceding Business Days;

(ii)	make transfers or exchanges of any Notes on the day of any selection by the Note Trustee of Notes to be redeemed or during the nine preceding Business Days; or

(iii)	make exchanges of any Notes which will have been selected or called for redemption unless upon due presentation thereof for redemption such Notes shall not be redeemed.

(b)	Subject to any restriction herein provided, the Company with the approval of the Note Trustee may at any time close any register for the Notes, other than those kept at the principal offices of the Note Trustee in Vancouver, and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Notes.

3.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Note Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts as agreed upon by the Note Trustee and the Company from time to time), and payment of such charges and reimbursement of the Note Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Noteholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Note applied for within a period of two months from the date of the first delivery of Notes;

(b)	for any exchange of any interim or temporary Note or interim certificate that has been issued under Section 2.6 for a definitive Note;

(c)	for any exchange of a Global Note as contemplated in Section 3.2;

(d)	for any conversion of any Note resulting from a partial redemption under Section 4.2;

(e)	for any conversion of any Note resulting from a partial conversion under Section 5.4(d);

(f)	for any transfer of any Note resulting from a partial transfer under Section 5.5; or

(g)	for any conversion of any Note resulting from a partial purchase under Section 2.2(h).

3.9	Ownership of Notes

(a)	Unless otherwise required by Applicable Law or this Indenture, the person in whose name any registered Note is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Note and, interest thereon, shall be made to such registered holder.

(b)	Neither the Company nor the Note Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Notes held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any such records relating to the Notes.

The rules governing Depositories provide that they act as the agent and depository for Depository Participants. As a result, such Depository Participants must look solely to the Depository and Beneficial Holders of Notes must look solely to the Depository Participants for the payment of principal and interest on the Notes paid by or on behalf of the Company to the Depository.

(c)	The registered holder for the time being of any registered Note shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Company and/or the Note Trustee for the same and neither the Company nor the Note Trustee shall be bound to inquire into the title of any such registered holder.

(d)	Where Notes are registered in more than one name, the principal, premium, if any, and interest (in the case of Fully Registered Notes) from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Note Trustee, any registrar and to the Company.

(e)	In the case of the death of one or more joint holders of any Note the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Note Trustee and any registrar and to the Company.

3.10	Termination of U.S. Restrictions and Removal of Legends.

The U.S. Restricted Notes shall not be required to contain the legend set forth in Section 2.3(d) above or any other restrictive United States legend if such U.S. Restricted Notes: (a) have been resold pursuant to an effective registration statement covering the resale of the U.S. Restricted Note under the U.S. Securities Act; (b)(i) have been sold, assigned or transferred pursuant to Rule 144(b) under the U.S. Securities Act (“Rule 144”) or (ii) have been held for more than one year and the legend set forth in Section 2.3(d) is eligible to be removed under Rule 144 (provided, in each case, that the selling holder provides the Company and the Note Trustee with an opinion of counsel or other evidence, reasonably satisfactory to the Company to the effect that such legend is no longer required); or (c) resold in an Offshore Transaction pursuant to Rule 904 of Regulation S (provided that the selling Noteholder provides the Company and the Note Trustee with a Declaration for Removal of Legend in substantially the form set forth on Schedule “F” attached hereto and, if required by the Note Trustee, an opinion of counsel or other evidence, reasonably satisfactory to the Company and the Note Trustee to the effect that such legend is no longer required).

If a legend is not required pursuant to the foregoing, the Company shall no later than three Business Days following the delivery by the selling holder to the Company or the Note Trustee (with notice to the Company) of the legended certificate representing such U.S. Restricted Notes (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from the selling holder as may be required above in this Section 3.10, as directed by the selling holder, either: (A) deliver to (or cause to be delivered to) the selling holder a certificate representing such Notes that is free from all restrictive and other legends or (B) credit the balance account of such selling holder or its nominee with the Depository, by book entry, with an amount of Notes that are free from all restrictive of other legends, in each case equal to the number of U.S. Restricted Notes represented by the certificate or the conversion notice so delivered by such selling holder.

If a Note certificate tendered for transfer bears the legend set forth in Section 2.3(d), the Trustee shall not register such transfer unless the transferor has provided the Trustee with the Note certificate and (A) the transfer is made to the Company; or (B) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations (provided that the selling Noteholder provides the Company and the Note Trustee with a Declaration for Removal of Legend in substantially the form set forth on Schedule “E” attached hereto and, if required by the Note Trustee, an opinion of counsel to the effect that such legend is no longer required); or (C) the transfer is made pursuant to another exemption from registration under the U.S. Securities Act and any applicable state securities laws, and the transferor provides an opinion of counsel, or other evidence, reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the U.S. Securities Act.

Article 4

REDEMPTION AND PURCHASE OF NOTES,

CERTAIN PAYMENTS ON MATURITY

4.1	Applicability of Article

Subject to Applicable Laws and any required regulatory approval, the Company shall have the right at its option to redeem, either in whole or in part before maturity by payment of money any Notes issued hereunder which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Notes) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Notes and as shall have been expressed in this Indenture, in the Notes, in a Certificate, or in a supplemental indenture.

4.2	Partial Redemption

If less than all the Notes for the time being outstanding are at any time to be redeemed, the Notes to be so redeemed shall be selected by the Note Trustee on a pro rata basis to the nearest multiple selected by the Note Trustee in accordance with the principal amount of the Notes registered in the name of each holder, or in such other manner as the Note Trustee deems equitable, subject to the approval of any exchange on which the Notes are then listed, as may be required from time to time. For this purpose, the Note Trustee may make, and from time to time vary, regulations with respect to the manner in which such Notes may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Notes notwithstanding the fact that as a result thereof one or more of such Notes may become subject to redemption in part only or for cash only. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Company shall execute and the Note Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Notes for the unredeemed part of the principal amount of the Note or Notes so surrendered or, with respect to a Global Note, the Depository shall make notations on the Global Note of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Section 4.2 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of Notes shall be given to the Trustee and to the holders of the Notes so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Sections 14.3 and 14.4. Every such notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Notes are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Notes which are to be redeemed (or of such thereof as are registered in the name of such Noteholder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed or, if such Notes are selected pro rata or by other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of a Global Note, that the redemption will take place in such manner as may be agreed upon by the Depository, the Note Trustee and the Company; and

(d)	in all cases, the principal amounts of such Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

In the event that all Notes to be redeemed are registered Notes, publication shall not be required.

4.4	Notes Due on Redemption Dates

Notice having been given as aforesaid, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Note Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Notes shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Note Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies

Redemption of Notes shall be provided for by the Company depositing with the Note Trustee or any paying agent to the order of the Note Trustee, on or before 11:00 a.m. (Vancouver time) on the Business Day immediately prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Notes so called for redemption, plus a sum of money sufficient to pay accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Company may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques or wire transfers for such amounts required under this Section 4.5 post-dated to the Redemption Date, or by providing the Note Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Company shall also deposit with the Note Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Note Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Note Trustee shall pay or cause to be paid to the holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6	Failure to Surrender Notes Called for Redemption

In case the holder of any Note so called for redemption shall fail on or before the Redemption Date to so surrender such holder’s Note, or shall not within such time accept payment of the Redemption Price payable, or give such receipt therefor, if any, as the Note Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Note Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Noteholder of the sum so set aside and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and the Noteholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery of such holder’s Note of the Redemption Price of such Note, plus accrued interest and unpaid interest to the Redemption Date. In the event that any money required to be deposited hereunder with the Note Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies shall at the end of such period be paid over or delivered over by the Note Trustee or such depository or paying agent to the Company on its demand, and thereupon the Note Trustee shall not be responsible to Noteholders for any amounts owing to them and subject to Applicable Laws, thereafter the holder of a Note in respect of which such money was so repaid to the Company shall have no rights in respect thereof except to obtain payment of the money due from the Company, subject to any limitation period provided by the laws of the Province of British Columbia.

4.7	Cancellation of Notes Redeemed

Subject to the provisions of Sections 4.2 and 4.8 as to Notes redeemed or purchased in part, all Notes redeemed and paid whose obligations have been satisfied under this Section 4.7 shall forthwith be delivered to the Note Trustee and cancelled and no Notes shall be issued in substitution therefor.

4.8	Purchase of Notes by the Company

Subject to Applicable Laws, the Company or an Affiliate may, if the Company is not at the time in default hereunder, at any time and from time to time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price. All Notes so purchased may, at the option of the Company or such Affiliate, be delivered to the Note Trustee and shall be cancelled and no Notes shall be issued in substitution therefor.

If, upon an invitation for tenders, more Notes than the Company or an Affiliate is prepared to accept are tendered at the same lowest price, the Notes to be purchased by the Company or such Affiliate shall be selected by the Note Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) consented to by any exchange on which the Notes are then listed which the Note Trustee considers appropriate, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose the Note Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only or not subject to purchase at all. The holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, one or more new Notes for the unpurchased part so surrendered, and the Note Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Note, the Depository shall make notations on the Global Note of the principal amount thereof so purchased.

If the Company becomes subject to Section 13 or 15(d) of the U.S. Exchange Act, in connection with any offer to repurchase Notes under this Section 4.8 (provided that such offer or repurchase constitutes an “issuer tender offer” for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the U.S. Exchange Act at the time of such offer or purchase), and subject to any exemptions under applicable law, the Company shall (a) comply with Rule 13e-4 and Rule 14e-1 (or any successor provision) under the U.S. Exchange Act, (b) if required, file the related Schedule TO (or any successor schedule, form or report) under the U.S. Exchange Act, (c) otherwise comply with all federal and state securities laws so as to permit the rights and obligations under this Section 4.8 to be exercised in the time and in the manner specified in this Section 4.8, and (d) comply with any Canadian laws which may then be applicable in the event of a fundamental change.

4.9	Deposit of Maturity Monies

Payment on maturity of Notes shall be provided for by the Company depositing with the Note Trustee or any paying agent to the order of the Note Trustee, on or before 11:00 a.m. (Vancouver time) on the Business Day immediately prior to the Maturity Date such sums of money as may be sufficient to pay the principal amount of the Notes, together with a sum of money sufficient to pay all accrued and unpaid interest thereon up to but excluding the Maturity Date, provided the Company may elect to satisfy this requirement by providing the Note Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 4.9. The Company shall also deposit with the Note Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Note Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Note Trustee shall pay or cause to be paid to the holders of such Notes, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity.

Article 5
CONVERSION OF NOTES

5.1	Applicability of Article

Any Notes issued hereunder which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Notes) will be convertible into Common Shares, at such conversion rate or rates, and on such date or dates, as set forth in Section 2.2(f). All Common Shares issued upon conversion of Notes shall be Freely Tradeable Common Shares.

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Note or Notes surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 5.7.

5.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Notes shall be given by or on behalf of the Company and Midas, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.3.

5.3	Revival of Right to Convert

If the payment of the Redemption Price of any Note called for redemption by the Company is not made or the payment of the purchase price of any Note which has been tendered pursuant to the Change of Control Purchase Offer or in acceptance of any offer by the Company to purchase Notes for cancellation is not made, in the case of a redemption upon due surrender of such Note or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, the right to convert such Note shall revive and continue as if such Note had not been called for redemption or tendered in acceptance of the Company’s offer, respectively.

5.4	Manner of Exercise of Right to Convert

(a)	The holder of a Note desiring to convert such Note in whole or in part into Common Shares in accordance with the Conversion Right granted by Midas pursuant to Section 2.2(f)(i) shall surrender such Note to the Note Trustee at its principal offices in Vancouver together with a conversion notice in the form attached hereto as Schedule D duly executed by the holder or his or her executors or administrators or other legal representatives or his, her or their attorney duly appointed by an instrument in writing in form and executed in a manner reasonably satisfactory to the Note Trustee, exercising his or her right to convert such Note in accordance with the provisions of this Article 5; provided that with respect to a Global Note, the obligation to surrender a Note to the Note Trustee shall be satisfied if the Note Trustee makes notation on the Global Note of the principal amount thereof so converted and the Note Trustee is provided with all other documentation which it may request. Thereupon, subject to payment of all applicable stamp or security transfer, income, withholding or other taxes or other governmental charges and compliance with all reasonable requirements of the Note Trustee, the Conversion Price shall have been paid and such Noteholder or his or her nominee(s) or assignee(s) shall be entitled to be entered in the books of Midas as at the Date of Conversion (or such later date as is specified in Section 5.4(b)), as the holder of the number of Common Shares into which such Note is convertible, in accordance with the provisions of this Article and, as soon as practicable thereafter, the Company shall (i) deliver or cause to be delivered to the Noteholder, or subject as aforesaid, his or her nominee(s) or assignee(s) such certificate or certificates for such Common Shares; and (ii) make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 5.4(e) hereof or in respect of fractional Common Shares as provided in Section 5.7.

(b)	For the purposes of this Article, a Note shall be deemed to be surrendered for conversion on the date on which it is so surrendered in proper form when the register of the Note Trustee is open and in accordance with the provisions of this Article or, in the case of a Global Note, on the date on which the Note Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Note so surrendered by post or other means of transmission, on the date on which it is received in proper form by the Note Trustee at its office specified in Section 5.4(a); provided that if a Note is surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened (in each case the “Date of Conversion”).

(c)	Any part of a Note may be converted as provided in this Article 5 and all references in this Indenture to conversion of Notes shall be deemed to include conversion of such parts.

(d)	The holder of any Note of which only a part is converted shall, upon the exercise of his or her right of conversion, surrender such Note to the Note Trustee, and the Note Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Note or Notes in an aggregate principal amount equal to the unconverted part of the principal amount of the Note so surrendered or, with respect to a Global Note, the Depository shall make notations on the Global Notes of the principal amount thereof so converted.

(e)	The holder of a Note surrendered for conversion in accordance with this Section 5.4 shall be entitled to receive accrued and unpaid interest in respect thereof from and including the most recent Interest Payment Date to which interest has been paid to, but not including, the Date of Conversion of such Note by way of cash payment (less any taxes required to be deducted, which would be subject to Section 2.12), provided that no such cash payment shall be issued for an amount less than C$10.00, and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of holders of Common Shares of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 5.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(f)	The certificates representing the Common Shares issued upon any conversion hereunder, if issued prior to the date which is four months and one day after the issuance of the Notes, will bear the following legends substantially in the following form with the necessary information inserted:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE ISSUANCE OF THE NOTES].

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

(g)	Midas shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of the Company’s delivery of Common Shares to holders of Notes upon the conversion of the Notes as provided herein, and Midas hereby covenants and agrees to deliver any Common Shares necessary to the Company for the purposes of the Company satisfying its obligations hereunder.

(h)	Notwithstanding anything to the contrary herein, the Notes may be converted, and Common Shares may only be issued, in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Common Shares upon any such conversion, Midas, the Company or the Note Trustee may require the delivery of an opinion of counsel or other evidence, reasonably satisfactory to Midas or the Company, as applicable, and the Note Trustee to the effect that the issuance of such Common Shares does not require registration under the U.S. Securities Act. If required by applicable requirements of the U.S. Securities Act or state securities laws, such Common Shares shall be issued in definitive, fully registered form, and the certificates representing such Common Shares shall, for so long as required by the U.S. Securities Act or applicable state securities laws, bear the legend set forth in Section 2.3(d).

5.5	Eligible Holder Put Right

(a)	In lieu of surrendering all or any portion of a Note to the Note Trustee in accordance with Section 5.4(a), an Eligible Holder of such Note shall have, and Midas hereby grants such Eligible Holder, the right (the “Put Right”) at any time, at such Eligible Holder’s option, to transfer such Note or part thereof to Midas in exchange for the issuance of the same number of Common Shares by Midas, and Midas shall have the obligation to accept any Note transferred to it by an Eligible Holder thereof upon the exercise of a Put Right and to issue such number of Common Shares to such Eligible Holder as would have been issued if such Note had been converted into Common Shares under Article 5. An Eligible Holder of a Note desiring to exercise a Put Right in respect of such Note shall surrender such Note to the Note Trustee at its principal offices in Vancouver together with a put notice in the form attached hereto as Schedule E (the “Put Notice”) duly executed and completed by the Eligible Holder or his or her executors or administrators or other legal representatives or his, her or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Note Trustee, exercising his or her Put Right in accordance with the provisions of this Section 5.5(a), together with the form of assignment duly completed and executed attached hereto to Schedule “A”); provided that with respect to a Global Note, the obligation to surrender a Note to the Note Trustee shall be satisfied if the Note Trustee makes notation on the Global Note of the principal amount thereof so transferred to Midas and the Note Trustee is provided with all other documentation which it may request.

(b)	An Eligible Holder whose Notes are transferred to Midas in exchange for Common Shares pursuant to the exercise of a Put Right shall be entitled to make a joint income tax election with Midas, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange. The Eligible Holder will be required to provide directly to Midas a completed Section 85 Election form in accordance with the procedures and deadlines set out in the Tax Act (and any applicable provincial income tax law) within 60 days of the receipt by the Note Trustee of the Put Notice. Midas shall, within 60 days after receiving the completed Section 85 Election, and subject to such election being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return a copy of a completed Section 85 Election to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither the Company, Midas, Note Trustee nor any successor corporation shall be responsible for the proper completion of any Section 85 Election form nor, except for the obligation of Midas to sign and return duly completed Section 85 Election forms which are received by Midas within 60 days of the receipt by the Note Trustee of the Put Notice, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such Section 85 Election form in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Midas or any successor corporation may choose to sign and return a Section 85 Election form received by it more than 60 days following the receipt by the Note Trustee of the Put Notice, but will have no obligation to do so.

The Note Trustee shall have no duty or liability with regard to the Section 85 Election Form pursuant to this section.

5.6	Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)	If and whenever at any time prior to the Time of Expiry Midas shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares, or (iii) issue Common Shares (or other securities convertible into or exchangeable for Common Shares) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends in the form of Common Shares in lieu of cash dividends paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend or other distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 5.6(a) shall occur. Any such issue of Common Shares by way of a stock dividend or other distribution shall be deemed to have been made on the record date for the stock dividend or other distribution for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 5.6. Upon any adjustment to the Conversion Price as set out in this Section 5.6(a), the number of Common Shares to be issued upon conversion shall, in the case of any of the events referred to in (i) or (iii) above, be increased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision, dividend or distribution, or shall, in the case of any of the events referred to in (ii) above, be decreased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation.

(b)	If and whenever at any time prior to the Time of Expiry, Midas shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per Common Share (or having a conversion price per Common Share) less than 95% of the Current Market Price of the Common Shares on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the convertible or exchangeable securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). Such adjustment shall be made successively whenever such a record date is fixed.

(c)	If and whenever at any time prior to the Time of Expiry, Midas shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of any (i) securities, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Common Shares or securities convertible into or exchangeable for Common Shares), (iii) evidences of its indebtedness, or (iv) assets (excluding cash) dividends then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as reasonably determined by the Directors with TSX acceptance, which determination shall be conclusive absent manifest error) of such Common Shares, securities or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such Common Shares, securities or assets actually distributed, as the case may be.

(d)	If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of Midas other than as described in Section 5.6(a) or a consolidation, amalgamation, arrangement or merger of Midas with or into any other Person or other entity, or a sale or conveyance of the property and assets of Midas as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of Midas, any holder of a Note who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the kind and amount of securities or property of Midas or of the Person or other entity resulting from such reclassification, capital reorganization, merger, amalgamation, arrangement or consolidation or other similar transaction, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Note would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction. The Company will take all steps necessary to ensure that the Noteholders will receive the aggregate number of shares, other securities or other property to which they are entitled. If determined appropriate by the Midas Directors, to give effect to or to evidence the provisions of this Section 5.6(d), the Company, Midas, their respective successors, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, enter into an indenture which shall provide for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Notes to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to the kind and amount of securities or property of Midas or other securities or property to which a holder of Notes is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Company, Midas, their respective successors or such purchasing Person or other entity and the Note Trustee pursuant to the provisions of this Section 5.6(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Company, Midas, their respective successors or such purchasing Person or other entity and the Note Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.6(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, consolidations, mergers, sales or conveyances or other similar transactions.

(e)	If and whenever at any time prior to the Maturity Date Midas shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares in respect of any period, the Conversion Price shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the denominator shall be the Current Market Price per Common Share on such record date and of which the numerator shall be the Current Market Price per Common Share on such record date minus the amount in cash per Common Share distributed to holders of Common Shares. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such cash dividend or distribution is not paid, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed. Notwithstanding the foregoing, no such adjustment shall be made for dividends paid by Midas in the ordinary course.

(f)	If any issuer bid made by Midas or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined in the manner set forth below) that exceeds the Current Market Price per Common Share on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (which fair market value shall initially be determined by the Board of Directors) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Common Shares”) and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of Midas) at the Expiration Time and the Current Market Price per Common Share on the Expiration Date, and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of Midas) at the Expiration Time multiplied by the Current Market Price per Common Share on the Expiration Date, such adjustment to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that Midas is obligated to purchase Common Shares pursuant to any such issuer bid, but Midas is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this clause (f) of Section 5.6 to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this clause (f).

For purposes of this Section 5.6(f), the term “issuer bid” shall mean an issuer bid under Applicable Securities Legislation or a take-over bid under Applicable Securities Legislation by a Subsidiary of Midas for the Common Shares and all references to “purchases” of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to “tendered Common Shares” (and all similar references) shall mean and include Common Shares tendered in issuer bids, provided that for greater certainty a transaction which is exempt from the formal bid requirements under Applicable Securities Legislation and in respect of which an offer has not been made to all or substantially all holders of the outstanding Common Shares shall not be applicable to the provisions of this Section 5.6(f).

(g)	If and whenever at any time prior to the Time of Expiry Midas shall issue Common Shares in a public or private offering at a price that is less than 95% of the Conversion Price in effect immediately prior to such issuance (a “Dilutive Issuance”), then the Conversion Price shall be reduced, immediately following the completion of the Dilutive Issuance, to a price (calculated to four decimal places) determined by multiplying the Conversion Price then in effect by a fraction, (i) the numerator of which shall be the sum of (A) the number of Common Shares outstanding immediately prior to such Dilutive Issuance plus (B) the quotient of (I) the aggregate monetary value of the consideration received by Midas for the total number of Common Shares so issued divided by (II) the Conversion Price in effect prior to the completion of the Dilutive Issuance; and (ii) the denominator of which shall be the sum of (A) the number of Common Shares outstanding immediately prior to such Dilutive Issuance plus (B) the number of such Common Shares issued under the Dilutive Issuance.

(h)	In any case in which this Section 5.6 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, Midas may defer, until the occurrence of such event, issuing to the holder of any Note converted after such record date and before the occurrence of such event the additional Common Shares or other securities or property issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares or other securities or property declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 5.6(h), have become the holder of record of such additional Common Shares pursuant to Section 5.4(b).

(i)	The adjustments provided for in this Section 5.6 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 5.6(i) are not required to be made shall be carried forward and taken into account in any subsequent adjustment (or upon any conversion into Common Shares).

(j)	For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of Midas shall not be counted.

(k)	In the event of any question arising with respect to the adjustments provided in this Section 5.6, including in respect of the Fair Market Value of any consideration, such question shall be conclusively determined by a firm of chartered accountants appointed by the Company or Midas and acceptable to the Note Trustee (who shall not be the auditors of the Company or Midas); such accountants shall have access to all necessary records of the Company and Midas and such determination shall be binding upon the Company, Midas, the Note Trustee, and the Noteholders, subject to regulatory approval, if required. The fees and expenses of such accountants shall be borne by the Company.

(l)	In case the Company or Midas shall take any action, or any event shall occur, affecting the Common Shares other than action described in this Section 5.6, which in the opinion of the Midas Directors acting in good faith would materially affect the rights of Noteholders, the Conversion Price and the Common Shares or other securities or property issuable or deliverable upon a conversion of Notes, as applicable, shall be adjusted in such manner and at such time, by action of the Midas Directors and the Company, subject to, as required, the prior written consent of any exchange on which the Notes are then listed, as the Midas Directors, in their sole discretion, acting in good faith, may determine to be equitable in the circumstances, provided however that no adjustment that would not benefit the holders shall be made.

(m)	Subject to, as required, the prior written consent of the TSX (or, if the Common Shares are not listed thereon, such other exchange on which the Common Shares are then listed), no adjustment in the Conversion Price shall be made in respect of any event described in Sections 5.6(a), 5.6(b), 5.6(c), 5.6(e) or 5.6(f) other than the events described in 5.6(a)(i) or 5.6(a)(ii) if the holders of the Notes are entitled to participate in such event on the same terms mutatis mutandis as though and with the same effect as if they had converted their Notes prior to the effective date or record date, as the case may be, of such event.

(n)	Except as stated above in this Section 5.6, no adjustment will be made in the Conversion Price for any Notes as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance.

5.7	No Requirement to Issue Fractional Common Shares

The Company shall not be required to cause the issuance of fractional Common Shares upon the conversion of Notes pursuant to this Article. If more than one Note shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Notes to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Notes, the Company or Midas, as the case may be, shall, in lieu of delivering, or causing the delivery of, any certificate representing such fractional interest, make a cash payment to the holder of such Note of an amount equal to the Current Market Price of such fractional interest, provided that, in the event that the value of such fractional Common Share is less than C$10.00, such payment need not be made by the Company or Midas, as the case may be.

5.8	Midas to Reserve Common Shares

Midas covenants with the Note Trustee and the Noteholders that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issuing such Common Shares in connection with a conversion of Notes or the transfer of the Notes pursuant to Section 5.5, the maximum number of Common Shares as shall then be deliverable by the Company or Midas, as the case may be, upon the conversion or transfer of all outstanding Notes at that time, to enable and permit the Company or Midas, as the case may be, to perform its obligations hereunder to deliver the requisite number of Common Shares to Noteholders who exercise their conversion rights or Put Rights hereunder. Midas covenants with the Note Trustee that all Common Shares, which shall be so issuable, shall be duly and validly issued as fully-paid and non-assessable. Midas further covenants with the Note Trustee that it shall take all actions and do all things necessary or desirable to enable and permit the Company, in accordance with applicable law, to perform all of its obligations hereunder.

5.9	Cancellation of Converted Notes

All Notes converted in whole or in part under the provisions of this Article (but not including any Notes transferred to Midas pursuant to exercise of the Put Right) shall be forthwith delivered to and cancelled by the Note Trustee and, subject to the provisions of Section 5.4 as to Notes converted in part, no Note shall be issued in substitution therefor.

5.10	Certificate as to Adjustment

The Company shall from time to time immediately after it or Midas has acquired actual knowledge of the occurrence of any event which requires an adjustment or readjustment as provided in Section 5.6, deliver a Certificate to the Note Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein may be relied upon by the Note Trustee and shall be verified by an opinion of a nationally recognized firm of chartered accountants appointed by the Company or Midas and acceptable to the Note Trustee (who shall not be the auditors of the Company or Midas) and shall be conclusive and binding on all parties in interest. The fees and expenses of such accountants shall be borne by the Company. When so approved, the Company shall forthwith give notice to the Noteholders in the manner provided in Section 14.3 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price. The Note Trustee shall rely, and shall be protected in so doing, upon the certificate of the Company and opinion of chartered accountant and any other document filed by the Company pursuant to this Article 5 for all purposes.

5.11	Notice of Special Matters

The Company and Midas covenant with the Note Trustee that so long as any Note remains outstanding, they will give written notice to the Note Trustee, and to the Noteholders in the manner provided in Section 14.3, of Midas’ intention to fix a record date for any event referred to in Sections 5.6(a), (b), (c), (d), (e), (f) or (g) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Company and Midas shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

5.12	Protection of Note Trustee

The Note Trustee:

(a)	shall not at any time be under any duty or responsibility to any Noteholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)	shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or other securities or property which may at any time be issued or delivered upon the conversion of any Note; and

(c)	shall not be responsible for any failure of the Company or Midas to make any cash payment or to issue, transfer or deliver Common Shares upon the surrender of any Note for the purpose of conversion, or to comply with any of the covenants contained in this Article.

Article 6
SHARE INTEREST PAYMENT ELECTION

6.1	Common Share Interest Payment Election

The Company may, at its option, elect to satisfy its obligation to pay on an Interest Payment Date the interest then payable on account of all, but not less than all, of the Notes by delivering to the holders and the Note Trustee not less than 30 days and not more than 60 days prior notice to the Interest Payment Date (the “Common Share Interest Payment Election Notice”) and, on the Interest Payment Date by delivering to holders that number of fully paid and non-assessable Freely Tradeable Common Shares having an aggregate market value equal to the aggregate amount of interest due, such number of Freely Tradeable Common Shares equal to the quotient of (i) the aggregate amount of interest due and (ii) a deemed price equal to the VWAP of the Common Shares on the TSX (or if not listed thereon, the primary stock exchange on which the Common Shares are listed) for the five trading days immediately preceding the Interest Payment Date (the “Common Share Interest Payment Election”).

(a)	The Company’s right to make a Common Share Interest Payment Election shall be conditional upon the following conditions being met on the Business Day immediately preceding the Interest Payment Date:

(i)	the Freely Tradeable Common Shares to be delivered by the Company on exercise of the Common Share Interest Payment Election shall be issued from treasury of Midas and shall be fully paid and non-assessable;

(ii)	the listing or quotation of such Freely Tradeable Common Shares on the TSX or any successor exchange on which the Common Shares are listed for trading;

(iii)	Midas being a reporting issuer or the equivalent in good standing or equivalent under Applicable Securities Legislation;

(iv)	no Event of Default shall have occurred and be continuing;

(v)	the receipt by the Note Trustee of a Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Freely Tradeable Common Shares to be delivered and the VWAP of the Common Shares on the TSX (or if not listed thereon, the primary stock exchange on which the Common Shares are listed) for the five trading days immediately preceding the Interest Payment Date; and

(vi)	the receipt by the Note Trustee (which it shall distribute to any holder who so requests) of a representation, certificate, opinion of counsel or other evidence reasonably satisfactory to the Note Trustee to the effect that such Freely Tradeable Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Interest on the Notes outstanding, will be validly issued as fully paid and non-assessable, and that conditions (i), (ii) and (iii) above have been satisfied.

(b)	If the foregoing conditions are not satisfied by the close of business on the Business Day preceding the Interest Payment Date, the Company shall pay in cash the interest that would otherwise have been satisfied in Freely Tradeable Common Shares, unless the Noteholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

(c)	In the event that the Company would be prevented from making the Common Share Interest Payment Election on the basis that such delivery to a particular holder would result in the holder’s aggregate ownership interest in Midas exceeding 49.9% (calculated assuming the conversion of such holder’s Notes) the Company may elect (i) to deliver a number of Freely Tradeable Common Shares that would result in such holder holding no more than 49.9% of the outstanding Common Shares (calculated assuming the conversion of the holder’s Notes), and (ii) with respect to interest that remains payable to the holder after the issuance described in (i) above, to pay such interest in cash.

(d)	In the event that the Company exercises a Common Share Interest Payment Election, the Company shall on the relevant Interest Payment Date cause the delivery of the Freely Tradeable Common Shares and, if applicable, the cash payable in connection therewith.

(e)	No fractional Freely Tradeable Common Shares shall be delivered upon the exercise of a Common Share Interest Payment Election but, in lieu thereof, the Company shall pay to the Note Trustee for the account of the holders the cash equivalent thereof determined on the basis of the VWAP of the Common Shares on the TSX (or if not listed thereon, the primary stock exchange on which the Common Shares are listed) for the ten trading days immediately preceding the Interest Payment Date, such VWAP as stated in the Certificate provided in section 6.1(a)(v) above, provided that, in the event that the value of such fractional Common Share is less than C$10.00, such payment need not be made by the Company.

(f)	A holder shall be treated as the shareholder of record of the Freely Tradeable Common Shares delivered on due exercise by the Company of its Common Share Interest Payment Election effective immediately after the close of business on the Interest Payment Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Note Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such holder.

(g)	Midas shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of the Company’s delivery of Freely Tradeable Common Shares to holders of Notes upon the Company’s exercise of a Common Share Interest Payment Election as provided herein, and Midas hereby covenants and agrees to deliver to the Company any Freely Tradeable Common Shares necessary to the Company for the purposes of the Company satisfying its obligations hereunder.

(h)	Midas shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Common Shares upon the Company’s exercise of a Common Share Interest Payment Election and shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Legislation and shall cause to be listed and posted for trading such Freely Tradeable Common Shares as provided in Section 6.1(a)(ii).

(i)	Common Shares issuable in respect of interest payable on the Notes that bear the legend set forth in Section 2.3(d) shall be issued in definitive, fully registered form, and such certificates shall, for so long as required by the U.S. Securities Act or applicable state securities laws, bear the legends set forth in Section 2.3(d).

Article 7
COVENANTS OF the Company

The Company hereby covenants and agrees with the Note Trustee for the benefit of the Note Trustee and the Noteholders, that so long as any Notes remain outstanding:

7.1	To Pay Principal and Interest

The Company will duly and punctually pay or cause to be paid to every Noteholder the principal of and interest accrued on the Notes of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Notes.

7.2	To Pay Note Trustee’s Remuneration

The Company covenants that it will pay to the Note Trustee reasonable remuneration for its services hereunder and will pay or reimburse the Note Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Note Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), including, without limitation, all costs incurred by the Trustee in complying with any laws applicable to trustees as a result of its acting hereunder both before any default hereunder and thereafter until all the duties of the Note Trustee under the trusts hereof shall be finally and fully performed. Any amount due under this Section 7.2 and unpaid thirty days after request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then current rate charged by the Note Trustee from time to time, payable on demand. After default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Note Trustee or its successors in the trusts hereunder in priority to any payment of the principal of or interest or premium on the Notes. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3	To Give Notice of Default

The Company shall notify the Note Trustee in writing upon any Event of Default hereunder.

7.4	Preservation of Existence, etc.

Subject to Article 11 hereof, the Company shall, and shall cause each of its Subsidiaries to preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of the jurisdiction of its organization, except in the case of a Subsidiary where the failure to do so would individually or in the aggregate not have a Material Adverse Effect; and take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business.

7.5	Keeping of Books

The Company will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company in accordance with generally accepted accounting principles.

7.6	Annual Certificate of Compliance

The Company shall deliver to the Note Trustee, within 120 days after the end of each calendar year, a Certificate as to the knowledge of the officer(s) of the Company who executes the Certificate of the Company’s compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Company has complied with all covenants, conditions or other requirements contained in this Indenture for which it is responsible, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.7	Reporting Requirements

In the event that the Company has any Notes outstanding, the Company will provide the Note Trustee and the Holders upon their request with copies of Midas’ continuous disclosure documents furnished to holders of the Common Shares under Applicable Securities Legislation. Delivery of such documents to the Note Trustee is for informational purposes only and the Note Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder. In the event that Midas is no longer subject to such Applicable Securities Legislation, including as a result of it ceasing to be a reporting issuer, the Company shall (A) maintain a website or otherwise make publicly available “current information” about Midas as defined in Rule 144(c), and (B) continue to provide the Note Trustee and the Holders upon request, to the extent that such documents have prepared: (i) within 90 days after the end of each fiscal year of Midas, copies of Midas’ annual audited report and annual consolidated financial statements, (ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Midas, Midas’ interim unaudited consolidated financial statements that shall, at a minimum, contain such information required to be provided in quarterly reports of a reporting issuer under the Applicable Securities Laws of the Province of British Columbia and (iii) copies of proxy materials sent to holders of Common Shares even though a holder of Notes will not be permitted to attend or vote at any meeting of shareholders unless it is otherwise a holder of Common Shares. Upon receipt of any reports or financial statements required to be delivered to the Note Trustee, the Trustee shall, while such statements are current, maintain custody of same and make same available for inspection by Noteholders on their reasonable request. No obligation shall rest with the Note Trustee to analyze such statements, or evaluate the performance of the Company as indicated therein, in any manner whatsoever. The Note Trustee shall under no circumstances be deemed to provide legal, investment, tax or trading advice or counseling.

The Company hereby confirms that Midas is subject to Applicable Securities Legislation in British Columbia and is a reporting issuer under Applicable Securities Legislation of British Columbia as of the date hereof. Should Midas cease to become subject to such Applicable Securities Legislation, including as a result of it ceasing to be a reporting issuer, the Company shall provide a written notice to that effect to the Note Trustee. For the requirements of Section 7.7 noted above, the Note Trustee shall assume compliance by the Company until the Trustee receives written notice that the Company is no longer subject to such Applicable Securities Legislation, including as a result of it ceasing to be a reporting issuer.

7.8	Performance of Covenants by Note Trustee

If the Company fails to perform any of its covenants contained in this Indenture, the Note Trustee may notify the Noteholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Noteholders. All sums so expended or advanced by the Note Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Note Trustee shall be deemed to relieve the Company of any default hereunder or from its continuing indebtedness.

7.9	Transfer of Notes

For so long as any Notes are outstanding and “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, at any time when the Company is not subject to Section 13 or 15(d) of the U.S. Exchange Act, upon the request of any holder of U.S. Restricted Notes, the Company will promptly furnish or cause to be furnished Rule 144A Information to such holder of U.S. Restricted Notes, or to a prospective purchaser of any such security designated by any such holder, to the extent required to permit compliance by any such holder with Rule 144A, for so long as the provision of such information is required in order to permit the resale of the Notes pursuant to Rule 144A.

7.10	Solicitation of Note Conversion

Each of the Company and Midas agrees not to pay any commission or other remuneration within the meaning of Section 3(a)(9) of the U.S. Securities Act, directly or indirectly, for soliciting the conversion of any Notes.

7.11	Residence

The Company is, and shall be at all times, not resident in Canada for the purposes of the Tax Act.

Article 8
COVENANTS OF MIDAS

Midas hereby covenants and agrees with the Company and Note Trustee for the benefit of the Company and the Note Trustee and the Noteholders, that so long as any Notes remain outstanding:

8.1	Issuance of Common Shares

Midas shall issue and deliver to the Company or Noteholders any Common Shares required to be delivered to a Noteholder on a conversion of the Notes or in connection with the exercise of a Put Right hereunder.

8.2	No Dividends on Common Shares if Event of Default

Midas shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such Event of Default shall have been cured or waived or shall have ceased to exist.

8.3	Maintain Listing

Midas shall ensure that the Common Shares are listed and posted for trading on the TSX or other recognized stock exchange in North America and shall maintain such listing and posting for trading of the Common Shares on the TSX or such other stock exchange and shall maintain its status as a “reporting issuer” not in default of Applicable Securities Legislation of the Province of British Columbia; provided that the foregoing covenant shall not prevent or restrict Midas from carrying out a transaction to which Article 11 would apply if carried out in compliance with Article 11 even if as a result of such transaction Midas ceases to be a “reporting issuer” in all or any of the Qualifying Provinces or the Common Shares cease to be listed on the TSX or any other stock exchange.

8.4	Maintain the Company

Midas shall maintain the Company as a wholly-owned Subsidiary.

8.5	Guarantee

Midas shall enter into, and perform all of its obligations under, a guarantee indenture in substantially the form attached as Schedule G hereto, to be entered into among Midas, the Company and the Note Trustee on closing of the Offering in respect of the Company’s obligations hereunder.

Article 9
DEFAULT

9.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 15 days to pay interest on the Notes when due; provided that the Company’s failure to pay interest on the Notes because cash is not available and Midas is prohibited by Applicable Laws or as contemplated in Sections 6.1(a) and 6.1(c) from issuing Freely Tradeable Common Shares in lieu thereof will not be an Event of Default, if the amount of unpaid interest is added to the principal of the Notes then outstanding hereunder, which shall be evidenced by the issue of Notes in the principal amount equal to such unpaid interest without the right to convert such principal amount into Freely Tradeable Common Shares;

(b)	failure to pay principal or premium, if any, on the Notes when due whether at maturity, upon redemption or pursuant to a Change of Control Purchase Offer, by declaration or otherwise (whether such payment is due in cash, Common Shares or other securities or property or a combination thereof);

(c)	default in the delivery, when due, of all cash and any Common Shares or other consideration payable on conversion with respect to the Notes, which default continues for 15 days;

(d)	the Company fails to comply with Article 11 hereof;

(e)	the Company or any of its Affiliates, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	consents to the appointment of a custodian of it or for any substantial part of its property; or

(iv)	makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(f)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against the Company or any of its Affiliates in an involuntary case;

(ii)	appoints a custodian of the Company or any of its Affiliates for any substantial part of the property of the Company; or

(iii)	orders the winding up or liquidation of the Company or any of its Affiliates;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(g)	if a resolution is passed for the winding-up or liquidation of the Company or any of its Affiliates except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed;

(h)	if, after the date of this Indenture, any proceedings with respect to the Company or any of its Affiliates are taken with respect to a compromise or arrangement, with respect to creditors of the Company or any of its Affiliates generally, under the applicable legislation of any jurisdiction;

(i)	default by the Company or Midas in the observance or performance of any term, covenant or condition of the Indenture for which it is responsible and the failure to cure (or obtain a waiver for) such default for a period of 30 days after the earlier of (1) notice in writing has been given by the Note Trustee or from holders of not less than 25% in aggregate outstanding principal amount of the Notes to the Company specifying such default and requiring the Company or Midas, as applicable, to rectify such default or obtain a waiver for same, and (2) the delivery of notice by the Company of such default;

(j)	any failure by the Company or any of its Affiliates to comply with the terms of any indebtedness of the Company or its Affiliates in an aggregate amount of C$5,000,000 or more (or the foreign currency equivalent) that results in an acceleration of such Indebtedness prior to maturity;

(k)	failure to make a Change of Control Purchase Offer in accordance with Section 2.2(h);

(l)	any seizure of all or substantially all or a material portion of the assets of the Company, any of its Affiliates or any of their respective Subsidiaries by a secured creditor which is not dismissed or discharged within 60 days; or

(m)	breach by Midas of Section 2.1 of the Investor Rights Agreement.

in each and every such event listed above, (x) the Note Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding, subject to the provisions of Section 9.3, by notice in writing to the Company declare the principal of and interest and premium, if any, on all Notes then outstanding, plus the value of any Common Shares, if applicable, issuable on the exercise of any conversion, and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable to the Note Trustee, and (y) on the occurrence of an Event of Default under Sections 9.1(e), (f), (h) or (j), the principal of and interest and premium, if any, on all Notes then outstanding hereunder, plus the value of any Common Shares, if applicable, issuable on the exercise of any conversion, and all other monies outstanding hereunder, shall automatically without any declaration or other act on the part of the Note Trustee or any Noteholder become immediately due and payable to the Note Trustee and, in either case, upon such amounts becoming due and payable in either (x) or (y) above, the Company shall forthwith pay to the Note Trustee for the benefit of the Noteholders such principal, accrued and unpaid interest and premium, if any, plus the value of any Common Shares, if applicable, issuable on the exercise of any conversion, and interest on amounts in default on such Note and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Notes on such principal, interest, premium and such other monies from the date of such declaration or event until payment is received by the Note Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Notes. Such payment when made shall be deemed to have been made in discharge of the Company’s obligations hereunder and any monies so received by the Note Trustee shall be applied in the manner provided in Section 9.6.

9.2	Notice of Events of Default

If an Event of Default shall occur and be continuing, the Note Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner provided in Section 14.3.

The Note Trustee shall not be required to take notice of any Event of Default or to take any action with respect to such Event of Default involving any expense or liability, unless notice in writing of such Event of Default is formally given to The Manager, Corporate Trust Department, of the Note Trustee and unless it is indemnified and funded, in a manner reasonably satisfactory to it, against such expense or liability. The Note Trustee shall not be deemed to have notice of any Event of Default unless written notice of an Event of Default is received by the Note Trustee in accordance with this Trust Indenture.

When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Note Trustee to the Noteholders within 15 days after the Note Trustee receives written notice that the Event of Default has been cured.

9.3	Waiver of Event of Default

Upon the happening of any Event of Default hereunder:

(a)	the holders of the Notes shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of a majority of the principal amount of Notes then outstanding or by Ordinary Resolution of Noteholders at a meeting held in accordance with Article 13 hereof, to instruct the Note Trustee to waive any Event of Default and to cancel any declaration made by the Note Trustee pursuant to Section 9.1 and the Note Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; and

(b)	the Note Trustee, so long as it has not become bound to declare the principal and interest on the Notes then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Note Trustee’s opinion, relying on the opinion of Counsel, the same shall have been cured or adequate satisfaction made therefor within any applicable cure period, and in such event to cancel any such declaration theretofore made by the Note Trustee in the exercise of its discretion, upon such terms and conditions as the Note Trustee may deem advisable.

No such act or omission either of the Note Trustee or of the Noteholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

9.4	Enforcement by the Note Trustee

Subject to the provisions of Section 9.3 and to the provisions of any Extraordinary Resolution that may be passed by the Noteholders, if the Company shall fail to pay to the Note Trustee, forthwith after the same shall have been declared to be due and payable under Section 9.1, the principal of and premium (if any) and interest on all Notes then outstanding, together with any other amounts due hereunder, the Note Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Notes then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Note Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Note Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Note Trustee shall deem expedient.

The Note Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Notes, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Note Trustee and of the holders of the Notes allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Note Trustee is hereby irrevocably appointed (and the successive respective holders of the Notes by taking and holding the same shall be conclusively deemed to have so appointed the Note Trustee) the true and lawful attorney-in-fact of the respective holders of the Notes with authority to make and file in the respective names of the holders of the Notes or on behalf of the holders of the Notes as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Notes themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Notes, as may be necessary or advisable in the opinion of the Note Trustee based on the advice of Counsel, in order to have the respective claims of the Note Trustee and of the holders of the Notes against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 9.3, nothing contained in this Indenture shall be deemed to give to the Note Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.

The Note Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised by Counsel shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

All rights of action hereunder may be enforced by the Note Trustee without the possession of any of the Notes or the production thereof at the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Note Trustee shall be brought in the name of the Note Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Notes subject to the provisions of this Indenture. In any proceeding brought by the Note Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Note Trustee shall be a party) the Note Trustee shall be held to represent all the holders of the Notes, and it shall not be necessary to make any holders of the Notes parties to any such proceeding.

9.5	No Suits by Noteholders

No holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or premium (if any) or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Note Trustee written notice of the happening of an Event of Default hereunder; and (b) the Noteholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Notes then outstanding shall have made a request to the Note Trustee and the Note Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Noteholders or any of them shall have furnished to the Note Trustee, when so requested by the Note Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Note Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Note Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Notes.

9.6	Application of Monies by Note Trustee

(a)	Except as herein otherwise expressly provided, any monies received by the Note Trustee from the Company pursuant to the foregoing provisions of this Article 9, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company, shall be applied, together with any other monies in the hands of the Note Trustee available for such purpose, as follows:

(i)	first, in payment or in reimbursement to the Note Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Note Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 9.6 provided, in payment, rateably and proportionately to the holders of Notes, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Company or its assigns; provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Note held, directly or indirectly, by or for the benefit of the Company or any of its Affiliates (other than any Note pledged for value and in good faith to a person other than the Company but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Notes which are not so held.

(b)	The Note Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Note Trustee may think necessary to provide for the payments mentioned in Section 9.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it until the money representing the same, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

9.7	Notice of Payment by Note Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.3 by the Note Trustee to the Noteholders of any payment to be made under this Article 9. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Noteholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

9.8	Note Trustee May Demand Production of Notes

The Note Trustee shall have the right to demand production of the Notes in respect of which any payment of principal, interest or premium required by this Article 9 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Note Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Company as the Note Trustee shall deem sufficient.

9.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Note Trustee, or upon or to the holders of Notes is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

9.10	Judgment Against the Company

The Company covenants and agrees with the Note Trustee that, in case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against it in favour of the Noteholders or in favour of the Note Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the Notes and premium (if any) and the interest thereon and any other monies owing hereunder.

9.11	Action by Note Trustee

Unless and until it shall have been required so to do under the terms hereof, the Note Trustee shall not be bound to do or take any act, action or proceeding in virtue of the powers conferred on it hereby, nor shall the Note Trustee be required to take notice of any default or Event of Default hereunder, other than:

(a)	an Event of Default by the Company in payment of any moneys required by any provision hereof to be paid to the Note Trustee; or

(b)	any default or Event of Default of which the Note Trustee has actual knowledge.

Unless and until notified in writing of such default or Event of Default (which notice shall distinctly specify the default or Event of Default desired to be brought to the attention of the Note Trustee) and in the absence of any such notice and subject as aforesaid, the Note Trustee may for all purposes of this Indenture conclusively assume that the Company is not in default hereunder and that no default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion herein given to the Note Trustee to determine whether the Note Trustee shall take action with respect to any default or Event of Default or take action without any such notice or requisition.

Article 10
SATISFACTION AND DISCHARGE

10.1	Cancellation

Subject to applicable retention requirements, all Notes shall forthwith after payment thereof be delivered to the Note Trustee and cancelled by it. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture shall be cancelled by the Note Trustee and, if required by the Company, the Note Trustee shall furnish to it a cancellation certificate setting out the designating numbers of the Notes so cancelled. For greater certainty, this provision shall not apply to any Notes acquired by Midas pursuant to the exercise of the Put Right.

With regards to Notes transferred and registered to Midas, Midas can provide written instructions to cancel the Notes. Furthermore, should all remaining Notes be registered to Midas, Midas consents that the Trustee can resign under the Trust Indenture and no replacement or substitute Trustee is to be appointed.

10.2	Non-Presentation of Notes

In case the holder of any Note shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Note Trustee may require:

(a)	the Company shall be entitled to pay or deliver to the Note Trustee and direct the Note Trustee to set aside;

(b)	in respect of monies in the hands of the Note Trustee which may or should be applied to the payment of the Notes, the Company shall be entitled to direct the Note Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Note Trustee, the Note Trustee may itself set aside,

in each case, the monies, in trust to be paid or delivered to the holder of such Note upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal or premium (if any) or the interest payable on or represented by each Note in respect whereof such monies have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies, so set aside by the Note Trustee upon due presentation and surrender thereof, subject always to Section 10.3.

10.3	Repayment of Unclaimed Monies

Subject to Applicable Laws, any monies set aside under Section 10.2 and not claimed by and paid to holders of Notes as provided in Section 10.2 within six years after the date of such setting aside shall be repaid and delivered to the Company on its demand by the Note Trustee and thereupon the Note Trustee shall be released from all further liability with respect to such monies and thereafter the holders of the Notes in respect of which such monies were so repaid to the Company shall have no rights in respect thereof except to obtain payment and delivery of the monies from the Company subject to any limitation provided by the laws of the Province of British Columbia.

10.4	Discharge

The Note Trustee shall at the written request of the Company release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company and Midas from their covenants herein contained (other than the provisions relating to the indemnification of the Note Trustee), upon proof being given to the reasonable satisfaction of the Note Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Notes and all other monies payable hereunder have been paid or satisfied or that all the Notes having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

10.5	Satisfaction

(a)	The Company shall be deemed to have fully paid, satisfied and discharged all of the outstanding Notes and the Note Trustee, at the expense of the Company, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Notes, when, with respect to all of the outstanding Notes either:

(i)	the Company has deposited or caused to be deposited with the Note Trustee as trust funds or property in trust for the purpose of making payment on such Notes, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, or any Change of Control Purchase Date or upon conversion or otherwise, as the case may be, of such Notes; or

(ii)	the Company has deposited or caused to be deposited with the Note Trustee as trust property in trust for the purpose of making payment on such Notes such amount in Canadian Dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Canadian Government, if applicable, as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Notes, provided that, for the purposes of Section 10.5(a)(ii), the Note Trustee will be entitled to rely on an opinion of Counsel or such other advisor satisfactory to it in making such a determination; or

(iii)	all Notes authenticated and delivered (other than (A) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.6 and (B) Notes for whose payment has been deposited in trust and thereafter repaid to the Company as provided in Section 10.3) have been delivered to the Note Trustee for cancellation;

so long as in any such event:

(iv)	the Company has paid, caused to be paid or made provisions to the satisfaction of the Note Trustee for the payment of all other sums payable or which may be payable with respect to all of such Notes (together with all applicable expenses of the Note Trustee in connection with the payment of such Notes); and

(v)	the Company has delivered to the Note Trustee a Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Notes have been complied with.

Any deposits with the Note Trustee referred to in this Section 10.5 shall be irrevocable, subject to Section 10.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Note Trustee and the Company and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Notes being satisfied. In the event that the Note Trustee enters into any such agreement contemplated by this Section 10.5(a), the Note Trustee shall be deemed to have completely and satisfactorily discharged its duties and obligations under this indenture with respect to the Notes being satisfied and all future duties and obligations of the Note Trustee with respect to the satisfied Notes shall be governed solely pursuant to the terms of the new escrow and/or trust agreement, as applicable.

(b)	Notwithstanding anything to the contrary in Section 10.5(a), the Note Trustee shall not be obligated to accept holdings of any nature or kind which it does not hold for its clients in the ordinary course of business.

(c)	Upon the satisfaction of the conditions set forth in this Section 10.5 with respect to all the outstanding Notes, the terms and conditions of the Notes, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 4, Section 15.17 and the other provisions of this Indenture pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Company.

(d)	Any funds or obligations deposited with the Note Trustee pursuant to this Section 10.5 shall be denominated in the currency or denomination of the Notes in respect of which such deposit is made.

(e)	If the Note Trustee is unable to apply any money or securities in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under this Indenture and the affected Notes shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 10.5 until such time as the Note Trustee is permitted to apply all such money or securities in accordance with this Section 10.5, provided that if the Company has made any payment in respect of principal, premium or interest on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the holders of such Notes to receive such payment from the money or securities held by the Note Trustee.

10.6	Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 10.5, the holders of Notes and the Company shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, Section 15.17 and the other provisions of this Indenture pertaining to the foregoing provisions.

Article 11
SUCCESSORS

11.1	Company may Consolidate, etc., only on Certain Terms

(a)	The Company may not, without the consent of the holders, consolidate with or amalgamate or merge with or into, or undertake a reorganization or arrangement with, any Person or sell, convey, transfer or lease all or substantially all of the properties and assets of the Company to another Person unless:

(i)	the Person formed by such consolidation or into which the Company is amalgamated or merged, or who is the successor resulting from such reorganization or arrangement or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Company is a corporation or limited liability company, organized and existing under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof and such corporation (if other than the Company or the continuing corporation or limited liability company resulting from such a transaction of the Company with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Note Trustee, in form satisfactory to the Note Trustee, the obligations of the Company under the Notes and this Indenture and the performance or observance of every covenant and provision of this Indenture and the Notes required on the part of the Company to be performed or observed and the conversion rights shall be provided for in accordance with Article 5, by supplemental indenture satisfactory in form to the Note Trustee, executed and delivered to the Note Trustee, by the Person (if other than the Company or the continuing corporation or limited liability company resulting from such a transaction), formed by such consolidation or into which the Company shall have been merged or who is the successor or by the Person which shall have acquired the Company’s assets;

(ii)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(iii)	if the Company or the continuing corporation or limited liability company resulting from such transaction will not be the resulting, continuing or surviving corporation or limited liability company, the Company shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Note Trustee a Certificate and an opinion of Counsel, each stating that such consolidation, merger or transfer or other transaction complies with this Article 11 and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article 11, and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b)	For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Subsidiaries of the Company (other than to the Company or another wholly-owned Subsidiary of the Company), which, if such properties or assets were directly owned by the Company, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company.

11.2	Successor Substituted

Upon any consolidation, reorganization or arrangement of the Company with, or amalgamation or merger of the Company into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, in accordance with Section 11.1, the successor Person formed by such transaction shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 11.1(a)(iii), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Notes.

Article 12
COMPULSORY ACQUISITION

12.1	Definitions

In this Article:

(a)	“Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (British Columbia);

(b)	“Dissenting Noteholders” means a Noteholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Note of a Noteholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c)	“Offer” means an offer to acquire outstanding Notes where, as of the date of the offer to acquire, the Notes that are subject to the offer to acquire, together with the Offeror’s Notes, constitute in the aggregate 20% or more of the outstanding principal amount of the Notes;

(d)	“offer to acquire” includes an offer to purchase, or a satisfaction of an offer to sell, an acceptance of an offer to sell whether or not such offer to sell has been solicited or any combination thereof and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(e)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Notes;

(f)	“Offeror’s Notes” means Notes beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or the Company acting jointly or in concert with the Offeror; and

(g)	“Offeror’s Notice” means the notice described in Section 12.3.

12.2	Offer for Notes

If an Offer for outstanding Notes (other than Notes held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)	not more than four months after the date the Offer is made, the Offer is accepted by Noteholders representing at least 90% of the outstanding principal amount of the Notes, other than the Offeror’s Notes;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Notes of the Noteholders who accepted the Offer; and

(c)	the Offeror complies with Sections 12.3 and 12.5;

the Offeror is entitled to acquire, and the Dissenting Noteholders are required to sell to the Offeror, the Notes held by the Dissenting Noteholder for the same consideration per Note payable or paid, as the case may be, under the Offer.

12.3	Offeror’s Notice to Dissenting Noteholders

Where an Offeror is entitled to acquire Notes held by Dissenting Noteholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 10 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Noteholder stating that:

(a)	Noteholders holding at least 90% of the principal amount of all outstanding Notes, other than Offeror’s Notes, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Notes of the Noteholders who accepted the Offer;

(c)	Dissenting Noteholders must transfer their respective Notes to the Offeror on the terms on which the Offeror acquired the Notes of the Noteholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Noteholders must send their respective Note certificate(s) to the Note Trustee within 21 days after the date of the sending of the Offeror’s Notice.

12.4	Delivery of Note Certificates

A Dissenting Noteholder to whom an Offeror’s Notice is sent pursuant to Section 12.3 shall, within 21 days after the date of receiving the Offeror’s Notice with respect to the election in Section 12.3(c), in the case of Fully Registered Notes, send his or her Note certificate(s) to the Note Trustee duly endorsed for transfer.

12.5	Payment of Consideration to Note Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Note Trustee, or to such other person as the Note Trustee may direct, the cash or other consideration that would be payable if all Dissenting Noteholders elected to accept the Offer in accordance with Section 12.3. The acquisition by the Offeror of all Notes held by all Dissenting Noteholders shall be effective as of the time of such payment or transfer.

12.6	Consideration to be held in Trust

The Note Trustee, or the person directed by the Note Trustee, shall hold in trust for the Dissenting Noteholders the cash or other consideration they or it receives under Section 12.5. The Note Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, which may include an Affiliate of the Note Trustee, including in a trust account maintained by the Note Trustee in the name of the Note Trustee.

12.7	Completion of Transfer of Notes to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 12.3, the Note Trustee, if the Offeror has complied with Section 12.5, shall:

(a)	do all acts and things and execute and cause to be executed all instruments as in the Note Trustee’s opinion, based on the opinion of Counsel, may be necessary or desirable to cause the transfer of the Notes of the Dissenting Noteholders to the Offeror;

(b)	send to each Dissenting Noteholder who has made or deemed to have made an election and, if applicable has complied with Section 12.4, the consideration to which such Dissenting Noteholder is entitled under this Article 12, and

(c)	send to each Dissenting Noteholder a notice stating that:

(i)	his or her Notes have been transferred to the Offeror;

(ii)	the Note Trustee or some other Person designated in such notice is holding in trust the consideration to which the Dissenting Noteholder is entitled to receive for such Notes if the Noteholder elected to receive the consideration payable or paid under the Offer; and

(iii)	the Note Trustee, or such other Person, will send the consideration to such Dissenting Noteholder as soon as possible after receiving such Dissenting Noteholder’s Note certificate(s) or such other documents as the Note Trustee or such other Person may require in lieu thereof, and the Note Trustee is hereby appointed the agent and attorney, and is granted power of attorney with respect to the Notes, of the Dissenting Noteholders for the purposes of giving effect to the foregoing provisions, including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-based system of the Depository.

12.8	Communication of Offer to the Company and Midas

An Offeror cannot make an Offer for Notes unless, concurrent with the communication of the Offer to any Noteholder, a copy of the Offer is provided to the Company and Midas.

Article 13
MEETINGS OF NOTEHOLDERS

13.1	Right to Convene Meeting

The Note Trustee or the Company may at any time and from time to time, and the Note Trustee shall, on receipt of a written request of the Company or a written request signed by the holders of not less than 25% of the principal amount of the Notes then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Company or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Noteholders. In the event of the Note Trustee failing, within 30 days after receipt of any such request and such funding and indemnification, to give notice convening a meeting, the Company or such Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver or at such other place as may be approved or determined by the Note Trustee.

13.2	Notice of Meetings

At least 21 days’ notice of any meeting shall be given to the Noteholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Note Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Notes shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

13.3	Chairman

Some person, who need not be a Noteholder, nominated in writing by the Company (in case it convenes the meeting) or the Note Trustee (in any other case) shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Noteholders present in person or by proxy shall choose some person present to be chairman.

13.4	Quorum

Subject to the provisions of Section 13.12, at any meeting of the Noteholders a quorum shall consist of one or more Noteholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Notes. Subject to the provisions of Section 13.12(b), if a quorum of the Noteholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Noteholders or pursuant to a request of the Noteholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, to the extent possible, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Noteholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Noteholders is present may, with the consent of the holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Notes, if any, held by him.

13.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Noteholders or proxies for Noteholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

13.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Noteholder or as proxy for one or more Noteholders or both, shall have one vote. On a poll each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each C$1.00 principal amount of Notes of which he or she shall then be the holder. A proxyholder need not be a Noteholder. In the case of joint holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint holders.

13.9	Proxies

A Noteholder may be present and vote at any meeting of Noteholders by an authorized representative. The Company (in case it convenes the meeting) or the Note Trustee (in any other case) for the purpose of enabling the Noteholders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Noteholder;

(b)	the deposit of instruments appointing proxies at such place as the Note Trustee, the Company or the Noteholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Company or to the Note Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Noteholders and persons whom Noteholders have by instrument in writing duly appointed as their proxies.

13.10	Persons Entitled to Attend Meetings

The Company, Midas and the Note Trustee, by their respective officers, directors, employees and agents (as applicable), the Auditors of the Company and Midas and the legal advisers of the Company and Midas, the Note Trustee or any Noteholder may attend any meeting of the Noteholders, but shall have no vote as such.

13.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by Applicable Laws, a meeting of the Noteholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)	power to authorize the Note Trustee to grant extensions of time for payment of any principal, premium or interest on the Notes, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Note Trustee against the Company, or against its property, whether such rights arise under this Indenture or the Notes or otherwise;

(c)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Note which shall be agreed to by the Company and consented to by the Note Trustee, relying on an opinion of Counsel, such consent not to be unreasonably withheld, and to authorize the Note Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)	power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Company or for the consolidation, amalgamation or merger of the Company with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)	power to direct or authorize the Note Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)	power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Notes, or for the execution of any trust or power hereunder;

(g)	power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.5, regarding the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(h)	the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Company;

(i)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Note Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Noteholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	power to remove the Note Trustee from office and to appoint a new Note Trustee or Note Trustees provided that no such removal shall be effective unless and until a new Note Trustee or Note Trustees shall have become bound by this Indenture;

(k)	power to sanction the conversion of the Notes for or the conversion thereof into Common Shares, bonds, debentures or other securities or obligations of Midas or of any other Person formed or to be formed;

(l)	power to authorize the distribution in specie of any securities received pursuant to a transaction authorized under the provisions of Section 13.11(k); and

(m)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders or by any committee appointed pursuant to Section 13.11(i).

13.12	Meaning of “Extraordinary Resolution”

(a)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Noteholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Notes then outstanding, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the principal amount of the Notes present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)	If, at any such meeting, the holders of not less than 25% of the principal amount of the Notes then outstanding, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.3. Such notice shall state that at the adjourned meeting the Noteholders present in person or by proxy shall form a quorum. At the adjourned meeting the Noteholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the principal amount of the Notes present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Notes then outstanding are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Noteholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers thereafter from time to time.

13.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Note Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Noteholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Notes by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

13.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting, and every instrument in writing signed by Noteholders in accordance with Section 13.15 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Note Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17	Evidence of Rights of Noteholders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor signed or executed by such Noteholders.

(b)	The Note Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Article 14
NOTICES

14.1	Notice to the Company

Any notice to the Company under the provisions of this Indenture shall be valid and effective if delivered to the Company at Idaho Gold Resources Company, LLC Suite 201 - 405 S 8th Street, Boise, ID USA 83702, Attention: Corporate Secretary, Fax: (208) 424-8800, e-mail: nelson@midasgoldinc.com; with a copy (which shall not constitute notice) delivered to Holland & Hart LLP at 800 W. Main Street, Suite 1750, Boise, ID 83702, Attention: Nicole Snyder, Fax: (208) 343-8869, e-mail: ncsnyder@hollandhart.com, or if given by registered letter, postage prepaid or courier to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof or if sent by facsimile or courier shall be deemed to have been given or served on the date upon which it is sent or delivered, provided such day is a Business Day, otherwise such action shall be taken on the next succeeding day that is a Business Day. Any notice to be given hereunder with respect to the Notes delivered or served by facsimile or e-mail shall be deemed to have been given or served on the date upon which it is sent or delivered, provided same is received prior to 4:00 p.m. local time of the recipient and otherwise on the next Business Day. The Company may from time to time notify the Note Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Company for all purposes of this Indenture.

14.2	Notice to Midas

Any notice to Midas under the provisions of this Indenture shall be valid and effective if delivered to Midas at 1250 – 999 West Hastings Street Vancouver, British Columbia V6C 2W2, Attention: Chief Executive Officer, Fax: (604) 558-4700, e-mail: squin@midasgoldcorp.com; with a copy (which shall not constitute notice) delivered to DuMoulin Black LLP at 10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5, Attention: Corey M. Dean/Lucy Schilling, Fax: (604)687-8772, email: cdean@dumoulinblack.com, lschilling@dumoulinblack.com, or if given by registered letter, postage prepaid, or facsimile transmission or courier to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof or if sent by facsimile or courier shall be deemed to have been given or served on the date upon which it is sent or delivered, provided such day is a Business Day, otherwise such action shall be taken on the next succeeding day that is a Business Day. Any notice to be given hereunder with respect to the Notes delivered or served by facsimile or e-mail shall be deemed to have been given or served on the date upon which it is sent or delivered, provided same is received prior to 4:00 p.m. local time of the recipient and otherwise on the next Business Day. Midas may from time to time notify the Note Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of Midas for all purposes of this Indenture.

14.3	Notice to Noteholders

All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail or otherwise deliver notice to any Noteholder or the inability of the Company to give or mail or otherwise deliver any notice due to any event beyond the reasonable control of the Company shall not invalidate any action or proceeding founded thereon except to the extent that such Noteholder is actually prejudiced thereby.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Noteholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Company shall give such notice by publication at least once in the City of Vancouver, British Columbia such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Noteholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in the newspaper in which publication was required.

All notices with respect to any Note may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders having an interest in such Note.

14.4	Notice to Note Trustee

Any notice to the Note Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Note Trustee at its principal office in the City of Vancouver, at: 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9, Attention: Manager, Corporate Trust Fax: (604) 661-9403, e-mail: corporatetrust.vancouver@computershare.com or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. Any notice to be given hereunder with respect to the Notes delivered or served by facsimile, e-mail or courier shall be deemed to have been given or served on the date upon which it is sent or delivered, provided same is received prior to 4:00 p.m. local time of the recipient and otherwise on the next Business Day. The Note Trustee may from time to time notify the Company in writing of a change of address which thereafter, until by like notice shall be the address of the Note Trustee to receive notices from the Company.

14.5	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Note Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.4, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.4.

Article 15
CONCERNING THE NOTE TRUSTEE

15.1	No Conflict of Interest

The Company acknowledges that the Note Trustee is acting as indenture trustee with respect to the 0.05% Senior Unsecured Convertible Notes to be issued by the Company on the date hereof. The Company hereby agrees and consents to the appointment of the Note Trustee pursuant to this Indenture.

Other than as disclosed above in this Section 15.1, the Note Trustee represents to the best of its knowledge to the Company that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Note Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Notes issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Note Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2	Replacement of Note Trustee

The Note Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company 30 days’ notice in writing or such shorter notice as the Company may accept as sufficient. If at any time a material conflict of interest exists in the Note Trustee’s role as a fiduciary hereunder, the Note Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Note Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Note Trustee unless a new Note Trustee has already been appointed by the Noteholders. Failing such appointment by the Company, the retiring Note Trustee or any Noteholder may apply to a Judge of the Supreme Court of British Columbia, on such notice as such Judge may direct at the Company’s expense, for the appointment of a new Note Trustee but any new Note Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Noteholders and the appointment of such new Note Trustee shall be effective only upon such new Note Trustee becoming bound by this Indenture. Any new Note Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada. On any new appointment the new Note Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Note Trustee.

Any company into which the Note Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Note Trustee shall be a party, or any company succeeding to the corporate trust business of the Note Trustee shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Note Trustee or of the Company, the Note Trustee ceasing to act shall upon payment of the amounts, if any, due to it pursuant to Section 15.17 execute and deliver an instrument assigning and transferring to such successor Note Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Note Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Note Trustee to the successor Note Trustee so appointed in its place. In the opinion of Counsel, should any deed, conveyance or instrument in writing from the Company be required by any new Note Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Note Trustee, be made, executed, acknowledged and delivered by the Company.

15.3	Duties of Note Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Note Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder, the Note Trustee may, if acting in good faith, act and rely, and shall be protected in acting or not acting not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Note Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Note Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Note Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Note Trustee may act and rely on an opinion of Counsel satisfactory to the Note Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Company.

15.5	Evidence and Authority to Note Trustee, Opinions, etc.

The Company shall furnish to the Note Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Company or the Note Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Note Trustee at the request of or on the application of the Company, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Note Trustee in accordance with the terms of this Section 15.5, or (b) the Note Trustee, in the exercise of its rights and duties under this Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	a Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)	in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)	in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Company whom the Note Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Company it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section 15.5.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Company shall furnish to the Note Trustee at any time if the Note Trustee reasonably so requires, a Certificate affirming compliance with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Company shall, whenever the Note Trustee so requires, furnish the Note Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Note Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Indenture.

15.6	Note Trustee May Rely on a Certificate

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Note Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Note Trustee, if acting in good faith, may act and rely upon a Certificate.

15.7	Experts, Advisers and Agents

The Note Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert or advisor, whether obtained by the Note Trustee or by the Company, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof, and any solicitors employed or consulted by the Note Trustee may, but need not be, solicitors for the Company.

15.8	Note Trustee May Deal in Notes

Subject to Sections 15.1 and 15.3, the Note Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

15.9	Note Trustee will Disburse Only Monies Deposited

The Note Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it.

15.10	Note Trustee Not Ordinarily Bound

Except as provided in Section 9.2 and as otherwise specifically provided herein, the Note Trustee shall not, subject to Section 15.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company’s business, unless the Note Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Notes then outstanding or by any Extraordinary Resolution of the Noteholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11	Note Trustee Not Required to Give Security

The Note Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12	Note Trustee Not Bound to Act on the Company’s Request

Except as in this Indenture otherwise specifically provided, the Note Trustee shall not be bound to act in accordance with any direction or request of the Company or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Note Trustee, and the Note Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Note Trustee to be genuine.

15.13	Note Trustee Not Bound to Act

The Note Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Note Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, or economic sanctions legislation, regulation or guideline. Further, should the Note Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company or any shorter period of time as agreed to by the Company, notwithstanding the provisions of Section 15.2 of this Indenture, provided that:

(a)	the Note Trustee’s written notice shall describe, if permissible by applicable legislation, the circumstances of such non-compliance; and

(b)	if such circumstances are rectified to the Note Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

15.14	Note Trustee Protected in Acting

The Note Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, Certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Note Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

15.15	Conditions Precedent to Note Trustee’s Obligations to Act Hereunder

The obligation of the Note Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Note Trustee and of the Noteholders hereunder shall be conditional upon the Noteholders furnishing when required by notice in writing by the Note Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Note Trustee to protect and hold harmless the Note Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Note Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

The Note Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Noteholders at whose instance it is acting to deposit with the Note Trustee the Notes held by them for which Notes the Note Trustee shall issue receipts.

15.16	Authority to Carry on Business

The Note Trustee represents to the Company that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 15.16, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Note Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces or territories of Canada either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.17	Compensation and Indemnity

(a)	The Company shall pay to the Note Trustee from time to time compensation for its services hereunder as agreed separately by the Company and the Note Trustee, and shall pay and reimburse the Note Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Note Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), including, without limitation, all costs incurred by the Trustee in complying with any laws applicable to trustees as a result of its acting hereunder both before any default hereunder and thereafter until all duties of the Note Trustee under this Indenture shall be finally and fully performed. The Note Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Any amount due under this section and unpaid thirty days after request for such payment shall bear interest from the expiration of such thirty days at a rate per annum equal to the then current rate charged by the Note Trustee from time to time, payable on demand.

(b)	The Company and Midas jointly and severally hereby indemnify and save harmless the Note Trustee and its directors, officers and employees and agents (collectively, the “Indemnified Parties” and each an “Indemnified Party”) from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability (including expert consultant and legal fees and disbursements on a solicitor and client basis)whatsoever which may be brought against an Indemnified Party or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence or the wilful misconduct or bad faith of an Indemnified Party. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Note Trustee. An Indemnified Party shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Indemnified Party shall co-operate in the defence. An Indemnified Party may have separate counsel and the Company shall pay the reasonable fees and expenses of such Counsel. This indemnity shall survive the resignation or removal of the Note Trustee or the termination or discharge of this Indenture.

(c)	The Company and Midas need not reimburse any expense or indemnify against any loss or liability incurred by any Indemnified Party through any of such party’s gross negligence, wilful misconduct or bad faith.

(d)	Notwithstanding any other provision of this Indenture, any liability of the Note Trustee shall be limited to direct damages. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Note Trustee shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

15.18	Acceptance of Trust

The Note Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Noteholders, subject to all the terms and conditions herein set forth.

15.19	Third Party Interests

Each party to this Indenture (in this paragraph referred to as a “representing party”) hereby represents to the Note Trustee that any account to be opened by, or interest to held by, the Note Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Note Trustee a declaration, in the Note Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

15.20	Privacy Laws

The parties acknowledge that the Note Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Note Trustee manage its servicing relationships with such individuals;

(c)	to meet the Note Trustee legal and regulatory requirements; and

(d)	if Social Insurance Numbers or TIN numbers are collected by the Note Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Note Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Note Trustee shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Note Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Note Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

15.21	Force Majeure

None of the parties hereto shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.21.

15.22	Securities and Exchange Commission Certification.

Each of the Company and Midas confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act.

Each of the Company and Midas covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Exchange Act or the Company or Midas shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Company or Midas in accordance with the U.S. Exchange Act, Midas shall promptly deliver to the Note Trustee an Officers’ Certificate (in a form provided by the Note Trustee) notifying the Note Trustee of such registration or termination and such other information as the Note Trustee may require at the time. Each of the Company and Midas acknowledges that the Note Trustee is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients of the Note Trustee that are obligated to file reports with the SEC.

15.23	Accountability, Responsibility and Liability of the Note Trustee.

The Note Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Note;

The Note Trustee shall not be responsible for any failure of the Company or Midas to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same, if any, pursuant to the terms of this Indenture.

By way of supplement to the provisions of any law for the time being relating to the Note Trustee, it is expressly declared and agreed that the Note Trustee shall not be (a) liable for registration, filing or recording of this Indenture or any other deed or writing delivered hereunder, or any notice, or caveat with respect to the foregoing, and (b) bound to give notice to any person of the execution of this Indenture.

Article 16
SUPPLEMENTAL INDENTURES

16.1	Supplemental Indentures

From time to time the Note Trustee and, when authorized by a resolution of the Directors or the Midas Directors, as the case may be, the Company or Midas may, and shall when required by this Indenture, execute, acknowledge and deliver by its proper officers, deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	adding to the covenants of the Company or Midas, as applicable, herein contained for the protection of the Noteholders or providing for events of default, in addition to those herein specified;

(b)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which in the opinion of the Note Trustee (relying on an opinion of Counsel), will not be prejudicial to the interests of the Noteholders;

(c)	evidencing the succession, or successive successions, of others to the Company or Midas, as applicable, and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(d)	giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(e)	for any other purpose not inconsistent with the terms of this Indenture, provided that, in the opinion of the Note Trustee (relying on an opinion of Counsel), the rights of the Noteholders are in no way prejudiced thereby.

Unless the supplemental indenture requires the consent or concurrence of Noteholders by Extraordinary Resolution, the consent or concurrence of Noteholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. Further, the Company, Midas and the Note Trustee may without the consent or concurrence of the Noteholders by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto, providing that in the opinion of the Note Trustee (relying upon an opinion of Counsel) the rights of the Noteholders are in no way prejudiced thereby.

Article 17
EXECUTION AND FORMAL DATE

17.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of March 17, 2016 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents by the hands of their proper officers.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	"Nicole Clement"
Name: Nicole Clement
Title: General Manager

Per:	"Winifred Chan"
Name: Winifred Chan
Title: Associate Trust Officer

IDAHO GOLD RESOURCES COMPANY, LLC

Per:	"Chris Dail"
Name: Chris Dail
Title: President

MIDAS GOLD CORP.

Per:	"Stephen Quin"
Name: Stephen Quin
Title: President and Chief Executive Officer

Schedule A

FORM OF NOTE

Additional Legend for U.S. Restricted Notes: [THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AFTER, IN THE CASE OF PARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL, OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE ISSUER, TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 18, 2016.

Certificate No. ●

C$●

IDAHO GOLD RESOURCES COMPANY, LLC
(A limited liability company organized under and governed by the laws of the State of Idaho)

0.05% SENIOR UNSECURED CONVERTIBLE NOTE
DUE MARCH 17, 2023

IDAHO GOLD RESOURCES COMPANY, LLC (the “Company”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of March 17, 2016 between the Company, Midas Gold Corp. (“Midas”) and Computershare Trust Company of Canada (the “Note Trustee”), promises to pay to the registered holder hereof on March 17, 2023 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $● in lawful money of Canada (C$) on presentation and surrender of this Note at the principal offices of the Note Trustee in Vancouver, British Columbia in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 0.05% per annum, in like money, payable annually in each year commencing on March 17, 2016 and including the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or the earlier date of redemption) to fall due on the Maturity Date and, should the Company at any time make default in the payment of any principal, premium or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from, and including, March 17, 2016 to, but excluding, March 17, 2017.

Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Notes are or are to be issued and held and the rights and remedies of the holders of the Notes and of the Company and of the Note Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the holder of this Note by acceptance hereof assents. To the extent that the terms and conditions stated in this Note conflict with the terms and conditions of the Indenture, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

Interest hereon shall be payable by trust cheque or by electronic transfer of funds to the registered holder if a Depository hereof or such other means provided in the Indenture and, subject to the provisions of the Indenture, the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby, satisfy and discharge all liability for interest on this Note.

The Company may, at its option, elect to satisfy its obligation to pay on an Interest Payment Date the interest then payable on account of all, but not less than all, of the Notes by delivering to the holders and the Note Trustee not less than 30 days and not more than 60 days prior notice to the Interest Payment Date and, on the Interest Payment Date by delivering to holders that number of fully paid and non-assessable Freely Tradeable Common Shares having a value equal to the amount of interest due, such Freely Tradeable Common Shares to be delivered at a deemed price equal to the VWAP of the Common Shares on the TSX (or if not listed thereon, the primary stock exchange on which the Common Shares are listed) for the ten trading days immediately preceding the Interest Payment Date.

This Note is one of the Notes of the Company issued under the provisions of the Indenture. The Notes authorized for issue are limited to an aggregate principal amount of $● in lawful money of Canada. Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

Any part of the principal of this Note is convertible, at the option of the holder hereof, upon surrender of this Note at the principal offices of the Note Trustee in the City of Vancouver, British Columbia, at any time, unless precluded by a written agreement between the holder and Midas to the contrary, prior to the close of business three (3) Business Days prior to the Maturity Date or, if this Note is called for redemption on or prior to such date, then up to but not after the close of business three (3) Business Days prior to the date specified for redemption of this Note, into Common Shares (without adjustment for interest accrued hereon at a conversion price of C$0.3541 per Common Share (the “Conversion Price”), all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Company will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture, provided that, in the event that the value of such fractional Common Share is less than C$10.00, such payment need not be made by the Company. Holders converting their Notes will receive interest which has accrued and is unpaid in respect thereof from and including the most recent Interest Payment Date to which interest has been paid to, but not including, the Date of Conversion.

In lieu of surrendering all or any portion of a Note to the Note Trustee in accordance with Section 5.4(a) of the Indenture, Eligible Holders of Notes have the right at any time, at such holder’s option, to transfer such Note or part thereof to Midas in exchange for the issuance of the same number of Common Shares by Midas, and Midas shall have the obligation to accept any Note transferred to it by such Eligible Holder thereof upon the exercise of a Put Right and to issue such number of Common Shares to such holder as would have been issued if such Note had been converted into Common Shares, all subject to the terms and conditions and in the manner set forth in the Indenture. Eligible Holders that exercise a Put Right are entitled to make a Section 85 Election jointly with Midas in the manner contemplated in Section 5.5(b) of the Indenture.

This Note may be redeemed at the option of the Company on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out provided that this Note is not redeemable prior to or on March 17, 2020. After March 17, 2020 and on or prior to the Maturity Date, this Note is redeemable at the option of the Company provided that the Current Market Price is not less than 200% of Conversion Price. In such circumstances, the Notes will be redeemable at a price equal to their principal amount plus accrued and unpaid interest.

Upon the occurrence of a Change of Control, the Company is required to make an offer to purchase all of the Notes at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest up to, but excluding, the date the Notes are so repurchased (the “Change of Control Purchase Offer”). If 90% or more in aggregate principal amount of Notes outstanding on the date the Change of Control Notice and the Change of Control Purchase Offer are delivered or mailed to holders of the Notes have been tendered for purchase and not withdrawn pursuant to the Change of Control Purchase Offer, the Company has the right upon written notice provided to the Note Trustee within 10 days following the Change of Control Purchase Date to redeem all the remaining outstanding Notes on the same date and at the same price, subject to the terms and conditions described in the Indenture.

If an Offer for outstanding Notes (other than Notes held by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) is made and 90% or more of the outstanding principal amount of the Notes is taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Notes of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Notes.

The indebtedness, liabilities and obligations of the Company under this Note are direct unsecured obligations of the Company, and will rank equally with one another and with all other existing and future unsecured and unsubordinated indebtedness of the Company except as prescribed by law and will rank senior to any existing or future subordinated indebtedness of the Company.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Notes outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Notes outstanding, which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal offices of the Note Trustee in Vancouver and in such other place or places and/or by such other registrars (if any) as the Company with the approval of the Note Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof and upon compliance with such reasonable requirements as the Note Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Note shall not become obligatory for any purpose until it shall have been certified by the Note Trustee under the Indenture.

The Indenture and this Note shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Capitalized words or expressions used in this Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event that the terms and conditions stated in this Note conflict, or are inconsistent, with the terms and conditions of the Indenture, the Indenture shall prevail and take priority.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF IDAHO GOLD RESOURCES COMPANY, LLC has caused this Note to be signed by its authorized signatory as of the 17th day of March, 2016.

IDAHO GOLD RESOURCES COMPANY, LLC

Per:
Name:
Title:

(FORM OF NOTE TRUSTEE’S CERTIFICATE)

This Note is one of the 0.05% Senior Unsecured Convertible Notes due March 17, 2023 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

Date of Certification:

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto    , whose address, if applicable, is set forth below, these Notes (or C$   principal amount hereof*) of IDAHO GOLD RESOURCES COMPANY, LLC (the “Company”) standing in the name(s) of the undersigned in the register maintained by IDAHO GOLD RESOURCES COMPANY, LLC with respect to such Notes and does hereby irrevocably appoints [to be left blank:                  ] as the attorney of the undersigned to transfer such Notes in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

(*) If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount to be transferred.For U.S. Restricted Notes only:

If the transferred Notes that are deemed “restricted securities” as defined in Rule 144(a)(3) and bear the restrictive legend set forth in Section 2.3(d) of the Indenture (“U.S. Restrictive Notes”), the transfer, assignment or sale is being made: [Check One]

(1)      ☐      to the Company or Midas; or

(2)      ☐      pursuant to and in compliance with the exemption from registration provided by Rule 144 under the U.S. Securities Act; or

(3)      ☐      if outside the United States, in accordance with Rule 904 of Regulation S under the U.S. Securities Act and the holder has delivered a Declaration for Removal of Legend in substantially the form attached to the Indenture as Schedule “E”; or

(4)      ☐      pursuant to another available exemption from registration under U.S. Securities Act.

If none of the foregoing boxes is checked, the Note Trustee shall not be obligated to register any U.S. Restrictive Notes in the name of any Person other than the holder hereof. Any Notes that are deemed “restricted securities” as defined in Rule 144(a)(3) will remain “restricted securities” and bear the restrictive legend set forth in Section 2.3(d) of the Indenture unless the provisions of Section 3.10(a), (b), (c) or (d) have been satisfied.

*In each case under clauses (2) and (4) above, the selling holder must provide the Company and the Note Trustee with a representation or certificate to such effect and an opinion letter of legal counsel satisfactory to the Company and the Note Trustee that such U.S. Restricted Notes may be transferred without registration under the U.S. Securities Act. In the case of clause (3) above, if required by the Note Trustee or the Company, the selling holder must also provide the Company and the Note Trustee with an opinion letter of legal counsel satisfactory to the Company and the Note Trustee to the effect that the U.S. Restricted Notes may be transferred without registration under the U.S. Securities Act.

Dated: ___________                               Signature of Guarantor:

Signature of transferring registered holder

_______________________________

Guarantor’s signature / stamp

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada

Schedule B

FORM OF REDEMPTION NOTICE

To:	Holders of 0.05% Senior Unsecured Convertible Notes (the “Notes”) of Idaho Gold Resources Company, LLC (the “Company”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the “Indenture”) dated as of ●, 2016 between the Company, Midas Gold Corp. (“Midas”) and Computershare Trust Company of Canada (the “Note Trustee”), that the aggregate principal amount of C$● of the C$● of Notes outstanding will be redeemed as of ●, 20● (the “Redemption Date”), upon payment of a redemption amount of C$● for each C$ principal amount of Notes, being equal to the aggregate of (i) C$● (the “Redemption Price”), and (ii) accrued and unpaid interest on such redeemed Notes to but excluding the Redemption Date (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Notes called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard St.

Vancouver, BC, V6C 3B9
Attention: Service Delivery

The interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on presentation for surrender of such Notes at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

DATED:

IDAHO GOLD RESOURCES COMPANY, LLC

By:
Authorized Signatory

Schedule C

FORM OF MATURITY NOTICE

TO:	Holders of 0.05% Senior Unsecured Convertible Notes due March , 2023 (the “Notes”) of Idaho Gold Resources Company, LLC (the “Company”)

AND TO:	Computershare Trust Company of Canada, as Note Trustee

NOTE:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to the Trust Indenture (the “Indenture”) dated as of March ●, 2016 between the Company, Midas and Computershare Trust Company of Canada, as note trustee (the “Note Trustee”), that the Notes are due and payable as of March ●, 2023 (the “Maturity Date”) and the Company hereby advises the holders of Notes that it will deliver to holders of Notes a cash payment upon presentation and surrender of the Notes representing any principal amount and all accrued and unpaid interest to the Maturity Date, to which the holder is entitled.

DATED:	●

IDAHO GOLD RESOURCES COMPANY, LLC

Per:

Schedule D

FORM OF NOTICE OF CONVERSION

TO:	IDAHO GOLD RESOURCES COMPANY, LLC

AND TO:	MIDAS GOLD CORP.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 0.05% Senior Unsecured Convertible Notes (the “Notes”) in the principal amount of C$_______________ irrevocably elects to convert such Notes (or C$_____________ principal amount thereof*) in accordance with the terms of the Indenture referred to in such Notes and tenders herewith the Notes, and, if applicable, directs that the Common Shares of Midas issuable by Midas at the direction of the Company upon a conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Conversion Price: C$_____________

Please check one of the following:

(1)          ☐          the undersigned did not acquire the Notes in the United States, is not in the United States or a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) and is not acquiring the Common Shares for the account or benefit of a U.S. person or person in the United States, and did not execute this Notice of Conversion or otherwise place its order to purchase the Common Shares from within the United States;

(2)          ☐          the undersigned is the original purchaser of the Notes being converted, its jurisdiction of residence on the date hereof is the same as at the time it acquired the Notes; or

(3)          ☐          if neither Box 1 or Box 2 is checked, this Notice is accompanied by an opinion of counsel, or other evidence, in form and substance reasonably satisfactory to the Company, Midas and the Note Trustee; provided, however, that the undersigned understands and acknowledges that the Common Shares may not be issued unless the Company, Midas and the Note Trustee are satisfied that such Common Shares are permitted to be issued under the U.S. Securities Act and applicable state securities laws.

Unless otherwise directed by the Company or Idaho Gold, the Trustee may proceed with the conversion of the Notes without requiring an opinion if Box 1 or Box 2 are checked.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on conversion may be subject to restrictions on resale under applicable securities legislation.

Dated:
(Signature of Registered Holder)

(*) If less than the full principal amount of the Notes, indicate in the space provided the principal amount.

(Print name in which Common Shares are to be issued, delivered and registered)

NOTE:	If Common Shares are to be issued in the name of a person other than the holder, the transfer form attached to the note certificate must be completed and executed with signature guaranteed as noted on such transfer form.

Name:

(Address)

(City, Province and Postal Code)

Authorized signature:

Schedule E

FORM OF pUT NOTICE

TO:	IDAHO GOLD RESOURCES COMPANY, LLC

AND TO:	MIDAS GOLD CORP.

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 0.05% Senior Unsecured Convertible Notes in the principal amount of C$______________________ represents and warrants that the undersigned is an Eligible Holder (as defined below) and irrevocably elects to transfer such Notes (or C$______________________ principal amount thereof*) to Midas in accordance with the terms of the Indenture referred to in such Notes (accompanied by the certificate(s) representing such Notes with the Form of Assignment duly completed and executed checking the box in such Form of Assignment to indicate that such Note is being transferred, assigned or sold to the Company or Midas) and tenders herewith the Notes, and, if applicable, directs that the Common Shares of Midas issuable by Midas at the Conversion Price in accordance with the terms of the Indenture upon a transfer be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Conversion Price: C$_____________

“Eligible Holder” means a beneficial owner of Notes who, at the time the Put Right is exercised, is a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (other than a Tax Exempt Person);

Eligible Holders whose Notes are transferred to Midas in exchange for Common Shares pursuant to the exercise of a Put Right may wish to make a joint election with Midas pursuant to subsection 85(1) or 85(2) of Tax Act and the corresponding provisions of any applicable provincial tax legislation (a “Tax Election”). Eligible Holders should consult their own tax advisor to determine if making a Tax Election may be desirable in their particular circumstances and indicate their intention to make a Tax Election in this Put Notice. Each Eligible Holder who wishes to make a Tax Election must provide to Midas a completed Section 85 Election form in accordance with the procedures and deadlines set out in the Tax Act (and any applicable provincial income tax law) and must send the completed election form to an appointed representative as directed by Midas within 60 days after the receipt by the Note Trustee of the Put Notice. Midas will, within 60 days after receiving the completed Section 85 Election, and subject to such election being correct and complete and complying with the requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return a copy of a completed Section 85 Election to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Eligible Holders who do not deliver the completed election form to an appointed representative as directed by Midas on or before 60 days after the receipt by the Note Trustee together of the Put Notice may not be able to make a Tax Election. Eligible Holders who wish to make a Tax Election with Midas should give their immediate attention to this matter.

☐          Check here if you intend to make a Tax Election with Midas.

Dated:
(Signature of Registered Holder)

(*) If less than the full principal amount of the Notes, indicate in the space provided the principal amount.

NOTE: If Common Shares are to be issued in the name of a person other than the holder, the transfer form attached to the Note certificate must be completed and executed with signature guaranteed as noted on such transfer form.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

(Address)

(City, Province and Postal Code)

Authorized signature:

Schedule F
Form of Declaration for Removal of Legend
in connection with Transfers
Pursuant to Regulation S

_______________, ____

To:	Computershare Trust Company of Canada

And to:	Idaho Gold Resources Company, LLC

Re:	Idaho Gold Resources Company, LLC (the “Company”) 0.05% Senior Unsecured Convertible Notes due March ●, 2023 (the “Notes”)

Ladies and Gentlemen:

In connection with our proposed sale of C$___________________ aggregate principal amount of the Notes, represented by certificate no. ___________________, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, accordingly, we represent that:

1	we are not (a) an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a distributor or (c) an affiliate of a distributor;

2	we have not made an offer to resell the Notes to a person in the United States;

3	either (a) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

4	neither we nor any person acting on our behalf have engaged in any directed selling efforts in the United States in in connection with the offer and sale of the Notes;

5	the sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party, in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:

Authorized Signature

Schedule G

Form of gUARANTEE iNDENTURE

THIS GUARANTEE INDENTURE dated as of the 17th day of March, 2020

AMONG:

MIDAS GOLD CORP., a corporation existing under the laws of the Province of British Columbia,

(the “Guarantor”),

-and -

IDAHO GOLD RESOURCES COMPANY, LLC, a limited liability company existing under the laws of the State of Idaho,

(the “Issuer”),

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in all of the provinces and territories of Canada

(the “Trustee”)

WHEREAS

A.	As at the date hereof, the Issuer has issued C$47,600,000 in aggregate principal amount of Notes (as defined below) pursuant to that certain trust indenture (the “Trust Indenture”) made as of the date hereof among the Issuer, the Guarantor and the Trustee.

B.	The Issuer is a wholly-owned Subsidiary (as defined below) of the Guarantor.

C.	Pursuant to the terms of this guarantee indenture (this “Guarantee”) the Guarantor has agreed to guarantee in favour of the Noteholders (as defined below) the payment of the Note Obligations (as defined below).

D.	All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Guarantee and to make the same legal, valid and binding upon the Guarantor.

E.	The foregoing recitals are made as representations and statements of fact by the Guarantor and not by the Trustee.

NOW THEREFORE, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Trust Indenture.

1.2	New Definitions

In this Guarantee, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

“Board of Directors” means the board of directors of the Guarantor or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by an officer of the Guarantor to have been duly passed by the Board of Directors and to be in full force and effect on the applicable date of such certification.

“Guarantor Event of Default” has the meaning specified in Section 4.2.

“Note Obligations” means all financial liabilities and obligations of the Issuer to the Noteholders in respect of the Notes, including the principal of, premium, if any, and interest on all Notes issued by the Issuer under the Trust Indenture from time to time when and as the same shall become due and payable, whether at maturity, upon redemption, acceleration or otherwise, and all other obligations and liabilities owing by the Issuer to the Trustee under the Trust Indenture, whether present or future, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of the Trust Indenture. For greater certainty, the Note Obligations of the Issuer to the Noteholders in respect of the Notes shall include the obligations to issue Freely Tradeable Common Shares in respect of a Common Share Interest Payment Election, or pursuant to a conversion of the Notes into Common Shares or an exercise of the Put Right.

“Officer’s Certificate” means a certificate in writing signed by any officer or director of the Guarantor.

1.3	Interpretation

In this Guarantee:

(a)	“this Guarantee”, “herein”, “hereof”, “hereby”, “hereto”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other provision hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof;

(b)	words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(c)	all references to Articles refer, unless otherwise specified, to Articles of this Guarantee;

(d)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Guarantee and reference to subsections or clauses refer to paragraphs in the same section as the reference or to clauses in the same subsection as the reference; and

(e)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4	Headings, Etc.

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

1.5	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Guarantee shall be construed in accordance with the laws of the Province of British Columbia and shall be treated in all respects as a British Columbia contract.

1.7	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9	No Recourse Against Others

A director, officer, employee or shareholder, as such, of the Guarantor shall not have any liability for any obligations of the Guarantor under this Guarantee or for any claim based on, in respect of, or by reason of, such obligations or its creation.

1.10	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Guarantee and all documents relating thereto be drawn up in the English language only.

Article 2
GUARANTEE

2.1	Guarantee

The Guarantor irrevocably, fully and unconditionally guarantees in favour of the Noteholders and the Trustee the due and punctual payment of the Note Obligations (without duplication of amounts theretofore paid by or on behalf of the Issuer), regardless of any defense (except for the defense of payment by the Issuer), right of setoff or counterclaim which the Guarantor may have or assert. The Guarantor’s obligation to pay a Note Obligation may be satisfied by payment to the Noteholders through the facilities of the Trustee. Section 2.12 of the Trust Indenture shall apply to any payment made by the Guarantor to the Noteholders pursuant hereto as if any reference to the “Company” therein were instead a reference to the Guarantor.

2.2	Waiver of Notice

The Guarantor hereby waives notice of acceptance of this Guarantee.

2.3	Guarantee Absolute

The Guarantor guarantees that the Note Obligations will be paid strictly in accordance with the terms of the Notes and this Guarantee within the time required by Sections 2.1 and 2.6, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of the Noteholders with respect thereto. The liability of the Guarantor under this Guarantee shall be absolute and unconditional irrespective of:

(a)	any sale, transfer or assignment by any Noteholder of any Notes or any right, title, benefit or interest of such Noteholder therein or thereto;

(b)	any amendment or change in or to, or any waiver of, any of the terms of the Notes or the Trust Indenture;

(c)	any change in the name, objects, constitution, capacity, capital or the constating documents of the Guarantor;

(d)	any change in the name, objects, constitution, capacity, capital or the constating documents of the Issuer;

(e)	any partial payment by the Issuer, or any release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Notes to be performed or observed by the Issuer;

(f)	the extension of time for the payment by the Issuer of all or any portion of the Note Obligations or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Notes;

(g)	any failure, omission, delay or lack of diligence on the part of the Noteholders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Noteholders pursuant to the terms of the Notes, or any action on the part of the Issuer granting indulgence or extension of any kind;

(h)	the recovery of any judgment against the Issuer, any voluntary or involuntary liquidation, dissolution, sale of any collateral, winding up, merger or amalgamation of the Issuer or the Guarantor, as applicable, any sale or other disposition of all or substantially all of the assets of the Issuer or the Guarantor, as applicable, or any judicial or extra-judicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting the Issuer, the Guarantor or any of the assets of the Issuer or Guarantor, as applicable;

(i)	any circumstance, act or omission that would prevent subrogation operating in favour of the Guarantor;

(j)	any invalidity of, or defect or deficiency in, the Notes or this Guarantee;

(k)	the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(l)	any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, the Issuer in respect of any of the Note Obligations, or the Guarantor in respect of any of the Note Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantor that its obligations in respect of the Note Obligations shall be absolute and unconditional under all circumstances and shall not be discharged except by payment in full of the Note Obligations or as otherwise set out herein. The Noteholders shall not be bound or obliged to exhaust their recourse against the Issuer or any other Persons or to take any other action before being entitled to demand payment from the Guarantor hereunder.

There shall be no obligation of the Noteholders to give notice to, or obtain the consent of, the Guarantor with respect to the happening of any of the foregoing.

2.4	Continuing Guarantee

This Guarantee shall apply to and secure any ultimate balance due or remaining due to the Noteholders and the Trustee in respect of the Note Obligations and shall be binding as an absolute and continuing obligation of the Guarantor to the extent that a balance remains outstanding under the Note Obligations. This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Note Obligations must or may be rescinded, is declared voidable, or must or may otherwise be returned by the Noteholders for any reason, including the insolvency, bankruptcy, dissolution or reorganization of the Issuer or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Issuer or any substantial part of its property, all as though such payment had not been made. If at any time the Issuer is precluded from making payment when due in respect of any Note Obligations by reason of any of the provisions of its constating documents or otherwise, such amounts shall nonetheless be deemed to be due and payable by the Issuer to the Noteholders for all purposes of this Guarantee and the Note Obligations shall be immediately due and payable to the Noteholders. This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5	Rights of Noteholders

The Guarantor expressly acknowledges that: (a) this Guarantee will be deposited with the Trustee to be held for the benefit of the Noteholders; and (b) the Trustee has the right to enforce this Guarantee on behalf of the Noteholders.

2.6	Guarantee of Payment

If the Issuer shall fail to pay any of the Note Obligations when due, the Guarantor shall pay to the Noteholders the Note Obligations immediately after demand made in writing by one or more Noteholders or the Trustee, but in any event within 15 days of any failure by the Issuer to pay the Note Obligations when due, without any evidence that the Noteholders or the Trustee have demanded that the Issuer pay any of the Note Obligations or that the Issuer has failed to do so.

2.7	Subrogation

The Guarantor shall have no right of subrogation in respect of any payment made to the Noteholders hereunder until such time as the Note Obligations have been fully satisfied. In the case of the liquidation, dissolution, winding-up or bankruptcy of the Issuer (whether voluntary or involuntary), or if the Issuer makes an arrangement or compromise or proposal with its creditors, the Noteholders shall have the right to rank for their full claim and to receive all interest or other payments in respect thereof until their claims have been paid in full, and the Guarantor shall continue to be liable to the Noteholders for any balance which may be owing to the Noteholders by the Issuer. The Note Obligations shall not, however, be released, discharged, limited or affected by the failure or omission of the Noteholders to prove the whole or part of any claim against the Issuer. If any amount is paid to the Guarantor on account of any subrogation arising hereunder at any time when the Note Obligations have not been fully satisfied, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied against the Note Obligations.

2.8	Independent Obligations

The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Notes and that the Guarantor shall be liable as principal and as debtor hereunder to pay the Note Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (l), inclusive, of Section 2.3 and regardless of whether the Noteholders should make a demand upon the Guarantor or the Issuer. The Guarantor will pay the Note Obligations without regard to any equities between it and the Issuer or any defence or right of set-off, compensation, abatement, combination of accounts or cross-claim that it or the Issuer may have.

2.9	Guarantor to Investigate Financial Condition of the Issuer

The Guarantor acknowledges that it has fully informed itself about the financial condition of the Issuer. The Guarantor assumes full responsibility for keeping fully informed of the financial condition of the Issuer and all other circumstances affecting the Issuer’s ability to pay the Note Obligations.

Article 3
COVENANTS

3.1	Existence

The Guarantor will do or cause to be done all things necessary to remain a corporation validly existing under the laws of the jurisdiction of its formation and licensed, registered or qualified to do business as a foreign, extra-provincial or extra-territorial corporation in each jurisdiction where such licensing, registration or qualification is necessary under Applicable Laws and in compliance in all material respects with all Applicable Laws of each such jurisdiction, and to preserve and keep in full force and effect its rights and franchises and the rights and franchises of its Subsidiaries.

3.2	Transfer of All or Substantially All of the Assets

The Guarantor will not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (a “Successor”) whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance or otherwise unless:

(a)	the Successor shall execute, prior to or contemporaneously with the consummation of such transaction, an indenture supplemental to the Guarantee to evidence its agreement to assume all of the obligations of the Guarantor under this Guarantee (unless the assumption of such obligations arises by operation of law);

(b)	immediately after giving effect to such transaction, no Guarantor Event of Default, or event which, after notice or lapse of time or both, would become a Guarantor Event of Default, shall have happened and be continuing;

(c)	such transaction shall, in the opinion of Counsel, be upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee or of the Noteholders under this Guarantee; and

(d)	the Guarantor shall have delivered to the Trustee an opinion of Counsel to the effect that such transaction complies with this Section 3.2 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Thereafter, the Successor will be substituted for the Guarantor under this Guarantee and the Guarantor will be released from all its liabilities and obligations under this Guarantee.

Article 4
TERMINATION AND REMEDIES

4.1	Termination of Guarantee

This Guarantee shall terminate upon the occurrence of the following events:

(a)	any of:

(i)	all of the outstanding Notes shall have been cancelled;

(ii)	all of the outstanding Notes shall have been converted into Common Shares in accordance with their terms and/or transferred to Midas pursuant to the exercise of the Put Rights;

(iii)	all of the Notes shall have been redeemed; or

(iv)	all of the Notes shall have been repaid;

and in each case, all Note Obligations shall be paid in full by the Issuer and/or the Guarantor, as the case may be; and

(b)	all other sums payable by the Issuer in respect of the Note Obligations have been paid.

Upon termination of this Guarantee the Trustee shall, subject to compliance by the Issuer with sections 10.4 and 10.5 of the Trust Indenture, upon request, and the expense, of the Guarantor, provide to the Guarantor written documentation acknowledging the termination of this Guarantee as it shall be advised by Counsel are requisite for that purpose.

Notwithstanding the termination of this Guarantee, the indemnification obligations of the Guarantor to the Trustee under Article 8 shall survive.

4.2	Right of Trustee to Enforce Payment

In the event that the Guarantor fails to pay the Note Obligations as required (a “Guarantor Event of Default”) pursuant to the terms of this Guarantee, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes issued and outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the Note Obligations then outstanding together with any other amounts due hereunder by such proceedings authorized by this Guarantee or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Guarantee or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Noteholders or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Noteholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Guarantor or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Noteholders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Noteholders with authority to make and file in the respective names of the Noteholders (if known) or on behalf of the Noteholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Noteholders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such Noteholders, as may be necessary or advisable in the opinion of the Trustee, based on the advice of Counsel, in order to have the respective claims of the Trustee and of the Noteholders against the Guarantor or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided that nothing contained in this Guarantee shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.

The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised by Counsel shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Noteholders subject to the provisions of this Guarantee. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Guarantee, to which the Trustee shall be a party), the Trustee shall be held to represent all the Noteholders, and it shall not be necessary to make any Noteholders parties to any such proceeding.

4.3	Other Provisions

Except as herein otherwise expressly provided, any monies received by the Trustee from the Guarantor pursuant to the foregoing Sections of this Article 4, or as a result of legal or other proceedings or from any receiver, trustee in bankruptcy or liquidator of the Guarantor, shall be applied, together with any other monies in the hands of the Trustee available for such purposes, as follows:

(a)	first, to the payment or reimbursement to any of the Trustee, receiver, trustee in bankruptcy or liquidator, as applicable, of its compensation, costs, charges, expenses, borrowings, advances, or other monies furnished or provided by or at the instance of any of the Trustee, receiver, trustee in bankruptcy or liquidator, as applicable, in or about the execution of its trust or otherwise in relation to this Guarantee, with interest thereon as herein provided;

(b)	second, subject to the provisions hereinafter in this Section 4.3 provided, in payment of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium, if any, and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by extraordinary resolution passed as hereinafter provided and in that case in such order of priority as between principal, premium and interest as may be directed by such resolution; and

(c)	third, the surplus (if any) of such monies shall be paid to the Guarantor or its assigns;

provided, however, that no payment shall be made in respect of the principal, premium or interest of any Note held, directly or indirectly, by or for the benefit of the Guarantor, the Issuer or any Subsidiary (other than any Note pledged for value and in good faith to a Person other than the Guarantor, the Issuer or any Subsidiary, but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest of all Notes which are not so held.

Provided always that the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it is insufficient to make a distribution of at least 2% of the principal amount of the outstanding Notes but it may retain the money so received by it and deposit the same in its deposit department or in a chartered bank in Canada to its credit, together with any other monies for the time being under its control, shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner above set forth.

4.4	Remedies Cumulative

Each and every remedy herein conferred upon or reserved to the Trustee, or upon or reserved to the Noteholders, shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

4.5	Suits by Noteholders

No Noteholder shall have the right to institute any action or proceeding or to exercise any other remedy authorized by this Guarantee for the purpose of enforcing any rights on behalf of the Noteholders or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless: (a) such Noteholder shall previously have given to the Trustee written notice of the happening of a Guarantor Event of Default hereunder; (b) the Noteholders, by written instrument signed by the holders of at least 25% in principal amount of the Notes then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Noteholders, or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and funding and such notification, request and offer of indemnity and funding are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of any Noteholder; thereafter, in such case but not otherwise, any Noteholder acting on behalf of himself and all other Noteholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 4.2; it being understood and intended that no one or more Noteholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action or to enforce any right hereunder or under any Note, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all.

4.6	Restoration of Rights and Remedies

If the Trustee or any Noteholder has instituted any proceeding to enforce any right or remedy under this Guarantee and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Noteholder, then and in every such case, subject to any determination in such proceeding, the Guarantor, the Trustee and the Noteholders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Noteholders shall continue as though no such proceeding had been instituted.

4.7	Waiver of Stay or Extension Laws

The Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Guarantee, and the Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

4.8	Undertaking for Costs

All parties to this Guarantee agree, and each Noteholder by acceptance thereof and by acceptance of the benefits hereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Guarantee, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable lawyers’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to (a) any suit instituted by the Guarantor, (b) any suit instituted by the Trustee, (c) any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than 25% of the aggregate principal amount of the then outstanding Notes, or (d) any suit instituted by any Noteholder for the enforcement of the payment of the Note Obligations.

Article 5
MEETINGS OF NOTEHOLDERS

5.1	Meetings of Noteholders

The provisions of Article 13 of the Trust Indenture are hereby incorporated by reference herein and restated, mutatis mutandis, with respect to this Guarantee and the Notes and for the benefit of the Guarantor and the Trustee.

Article 6
NOTICES

6.1	Notices

The provisions of Article 14 of the Trust Indenture are hereby incorporated by reference herein and restated, mutatis mutandis, with respect to this Guarantee and the Notes and for the benefit of the parties hereto, except that the address for notice for each of the parties hereto shall be as follows:

(i)	to the Guarantor:

Midas Gold Corp.
890 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

Attention:	Chief Executive Officer
Email:	squin@midasgoldcorp.com

with a copy (which shall not constitute notice) to:

Miller Thomson LLP

400 – 725 Granville Street

Vancouver, British Columbia V7Y 1G5

Attention:	Lucy H. Schilling
Email:	lschilling@millerthomson.com

(ii)	to the Issuer:

Idaho Gold Resources Company, LLC
Suite 201 - 405 S 8th Street

Boise, ID USA 83702

Attention:	Secretary
Email:	nelson@midasgoldinc.com

with a copy (which shall not constitute notice) to:

Holland & Hart LLP
800 W. Main Street
Suite 1750
Boise, ID 83702

Attention:	Nicole Snyder
Email:	ncsnyder@hollandhart.com

(iii)	to the Trustee:

Computershare Trust Company of Canada
3rd Floor – 510 Burrard St.
Vancouver, BC V6C 3B9

Attention:	General Manager, Corporate Trust
Email:	corporatetrust.vancouver@computershare.com

Article 7
SUPPLEMENTAL INDENTURES

7.1	Provisions for Supplemental Indentures for Certain Purposes

From time to time the Trustee, the Guarantor and the Issuer may, and they shall when required by this Guarantee, execute, acknowledge and deliver by their proper officers, indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	evidencing the succession, or successive succession, of Successors to the Guarantor or the Issuer and the covenants of and obligations assumed by such Successors in accordance with the provisions of Section 3.2;

(b)	giving effect to any Extraordinary Resolution passed in accordance with Article 5;

(c)	making such provisions not inconsistent with this Guarantee as may be necessary or desirable with respect to matters or questions arising hereunder and which, in the opinion of the Trustee, relying on the opinion of Counsel acting reasonably, it may be expedient to make, provided that the Trustee shall be of the opinion, relying on the opinion of Counsel, that such provisions and modifications will not be prejudicial to the interests of the Noteholders;

(d)	adding to the covenants of the Guarantor herein contained consistent with the provisions hereof for the protection of the Noteholders and/or providing for Events of Default in addition to those herein specified;

(e)	to ensure or further ensure that the Note Obligations are complied with consistent with the provisions hereof, which it shall have been advised by Counsel are required;

(f)	to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to this Guarantee and to add to or change any of the provisions of this Guarantee as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee with the consent of the Trustee, Midas and the Company, acting reasonably; or

(g)	to supplement any of the provisions of this Guarantee to such extent as shall be necessary to permit or facilitate the termination pursuant to Section 4.1 consistent with the provisions hereof; provided that in the opinion of the Trustee, acting reasonably and relying upon an opinion of Counsel, any such action shall not adversely affect and will not be prejudicial to the interests of the Noteholders in any material respect; or

(h)	for any other purpose not inconsistent with the terms of this Guarantee, including the correction or rectification of any errors, ambiguities or omissions in this Guarantee, provided that in the opinion of the Trustee, acting reasonably and relying on the opinion of Counsel, such modifications will not be prejudicial to the interests of the Noteholders.

Unless the supplemental indenture requires the consent or concurrence of Noteholders pursuant to Section 7.2, the consent or concurrence of Noteholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture as noted above. The Trustee may also, without the consent or concurrence of the Noteholders, by supplemental indenture or otherwise, concur with the Guarantor and the Issuer in making any changes or corrections in this Guarantee which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee, relying on the opinion of Counsel, the rights of the Trustee and of the Noteholders are in no way prejudiced thereby.

7.2	Supplemental Guarantees with Consent of Noteholders

With the consent of either (i) the Noteholders representing not less than a majority of the aggregate principal amount of all of the then outstanding Notes, or (ii) if a meeting of the Noteholders is called for obtaining such consent, Noteholders representing not less than a majority of the aggregate principal amount of all Notes represented at such meeting and voting in respect of such consent, the Guarantor, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Guarantee or of modifying in any manner the rights of the Noteholders under this Guarantee; provided, however, that no such supplemental indenture shall, without the consent of the Noteholders representing not less than 66⅔% of the aggregate principal amount of all of the then outstanding Notes or, if a meeting of the Noteholders is called for obtaining such consent, Noteholders representing not less than a majority of the aggregate principal amount of all Notes represented at such meeting and voting in respect of such consent, as the case may be,

(a)	reduce the percentage of the aggregate principal amount of the outstanding Notes required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Guarantee or certain defaults applicable hereunder and their consequences provided for in this Guarantee, or reduce the requirements for quorum or voting with respect to the Guarantee, or

(b)	modify any of the provisions of this Section, except to increase any such percentage or to provide that certain other provisions of this Guarantee cannot be modified or waived without the consent of each Holder.

7.3	Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 7, this Guarantee shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Guarantee for all purposes.

Article 8
CONCERNING THE TRUSTEE

8.1	Concerning the Trustee

The provisions of Article 15 and Section 9.11 of the Trust Indenture are hereby incorporated by reference herein and restated, mutatis mutandis, with respect to this Guarantee and the Notes and for the benefit of the Guarantor and the Trustee, including, but not limited to, all indemnities and protective clauses for the benefit of the Trustee.

8.2	Form of Documents Delivered to Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know that the certificate or opinion or representations with respect to the matters upon which his or her certificate or opinion is based are erroneous. Any such certificate or opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Guarantor stating that the information with respect to such factual matters is in the possession of the Guarantor, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Guarantee, they may, but need not, be consolidated and form one instrument.

Article 9
MISCELLANEOUS

9.1	Counterparts

This Guarantee may be executed in any number of counterparts (whether by fax or other electronic means), each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Guarantee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Guarantee as of the date first written above.

MIDAS GOLD CORP.

Per:
	Name:	Stephen Quin
	Title:	President and Chief Executive Officer

IDAHO GOLD RESOURCES COMPANY, LLC

Per:
	Name:	Chris Dail
	Title:	President

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name:
Title:

Per:
Name:
Title: